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    As filed with the Securities and Exchange Commission on February 9, 2000
                                                Registration Statement No. ____
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 I CRYSTAL INC.
                 (Name of Small Business Issuer in its Charter)


         DELAWARE                                      62-1581902
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                       3237 KING GEORGE HWY., SUITE 101-B
                           SURREY, BC V4P 1B7, CANADA
               (Address of principal executive offices) (Zip Code)


                    Issuer's telephone number: (604) 542-5021

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

   Title of each class                Name of each exchange on which each
   to be so registered:               class to be registered:

   None                               Not Applicable.



        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $0.01 PAR VALUE
                                (Title of Class)

===============================================================================

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements based on its current expectations about its business and its industry. You can identify these forward-looking statements when you see words such as "expect," "anticipate," "estimate" and other similar expressions. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those anticipated in these forward-looking statements as a result of such risk factors as discussed in Business Description, Risk Factors and elsewhere in this Registration Statement. The registrant undertakes no obligation to publicly update any forward-looking statements for any reason, even in the event new information becomes available or other events occur in the future.

Unless otherwise indicated, all references to "dollars", "$" or "US$" refer to U.S. dollars and all references to "Cdn$" refer to Canadian dollars.

THE COMPANY

I crystal, Inc. (together with its subsidiary, the "Company") is a Delaware corporation, incorporated on October 5, 1994, as Cable Group South, Inc. Effective October 19, 1998 the Company undertook an 8:1 reverse stock split and changed its name to SoftNet Industries, Inc. To avoid a conflict with a similarly named company, the Company again changed its name to I crystal Inc. on July 29, 1999. The Company intends to ask its stockholders for approval to change its name to "iCrystal, Inc." at a Special Meeting to stockholders currently scheduled to be held in February, 2000. The Company believes this change in its name will better reflect the Internet aspects of its software development business.

From 1994 until late 1998, the Company had minimal operations and devoted its efforts to corporate structuring, financial and business planning, recruitment of directors and advisors, and raising additional financing. In 1998 the business of the Company became focused on the development and licensing of Internet based software for computer based card and table games for gaming and casino applications. In December 1998 the Company entered into a licensing and a put option agreement (the "Diversified License") with Diversified Cosmetics International, Inc. ("Diversified") to license that company's game and casino software. Diversified subsequently exercised the put option (the "Put Option") granted in the Diversified License and required that the Company acquire Diversified's casino software from Diversified for Company Common Stock and a promissory note. As of January 20, 2000, Diversified held 16.9% of the Company's Common Stock and officers and directors held 26.5% of Diversified's common stock The Company's first revenues from the newly focused business operations were realized in July 1999 and, therefore, the Company has presented development stage financial statements for the periods through June 1999. Since its founding, the Company has recorded significant losses. At September 30, 1999, the Company has an accumulated deficit of $5,312,100 and has a shareholders deficiency of $138,600.

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BUSINESS

The Company is in the business of developing, acquiring, upgrading and supporting Internet based games and casino and gaming software and developing and maintaining websites for business to business enterprises that are engaged in the Internet based casino and gaming business and associated electronic commerce operations. The Company generally licenses the use of its software on a non-exclusive basis to licensees for the payment of an initial up-front fee and a percentage of the revenues generated by such licensees whether at their websites or through sublicensees. While the current games are focused on table and casino style games, the Company has the capacity and intends to produce games that work on a variety of game platforms and span a wide range of genres including action, adventure, strategy and simulation models to attract game enthusiasts, value buyers and foreign casino players.

In addition, the Company offers website development and transaction support services, cash transaction processing and software upgrading to its licensees. Although the Company charges additional fees for such ongoing services, such fees vary with each licensing arrangement. Company management expects that its principal revenues will be derived from licensing revenues.

In April 1999, the Company entered into its first licensing agreement for its gaming software with DCI, Inc. (the "Master License"), a corporation organized in Dominica which also operates under the working name of "Dynamic Casino Investments". The Master License anticipates that the Company will develop six Internet based casino websites for the Master Licensee. The first website, Video Poker Palace, began operations in mid-1999. In exchange for establishing the website and licensing its casino software to the Master Licensee, the Company will receive 40% of the Master Licensee's net gaming revenues, subject to certain rebates and discounts for advertising and promotional efforts undertaken by the Master Licensee. The Company received its first revenues under the Master License in fall of 1999.

Effective August, 1999 the Company purchased the proprietary rights to the bingo software ("MetroBingo") that was being developed by Power Star Corp. ("Power Star"). The Company has been developing and improving the bingo software and intends to begin licensing MetroBingo in the second quarter of 2000. Management believes that it will then have applications to both the game and the gaming/casino aspects of the Company's business plan.

The Company's expenses are based in part on the Company's product development and marketing budgets. Many of the costs incurred by the Company to develop sell and license its products are expensed as such costs are incurred, which often is before a product is released or licensed. In addition, a significant portion of the Company's expenses are fixed. As the Company increases its production and licensing activities, current expenses will increase and, if revenues from previously released products are below expectations, net income is likely to be disproportionately affected.

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PRODUCTS

The Company's current and upcoming releases are based on a combination of games derived from the Company's freely accessible traditional card and table games, original game concepts created by the Company, and intellectual property or other rights licensed from third parties. In releasing games and gaming items based on licensed intellectual property rights, the Company intends to capitalize on the name recognition, marketing efforts and goodwill associated with the underlying property.

COMPANY CASINO SOFTWARE

The Company produces proprietary Internet based casino style gaming software with on-line transaction processing capabilities. The Company's casino software packages are generally based on a specific gaming theme or a specific gaming venue. For example, the Company's "Video Poker Palace" program offers thirty
(30) versions of video poker, including versions like "Jacks or Better," "Deuces Wild," and "Joker Poker." The Company has also developed its own versions of poker such as "Flushorama," "King of the House," and "Straight Flush Bonus."

The Company believes its future success will be driven by its variety of games, its superior website graphics and its relatively short development cycle, all of which should attract and retain players. The Company's themed casino software packages come with an accessory game package to provide a variety of experiences for the players. For example, the Company's "Blackjack Castle" software offers eight variations of blackjack. The Company's "Sizzling Slots" software, currently under development, will offer more than 20 different slot machines styles.

The Company's focus is to provide its licensees with a wide variety of gaming themes, game versions and frequently updated graphics so that players will be attracted to the website initially and will want to return to experience the updated software, to try new applications and to use e-commerce applications. The four main casino themes the Company has developed are: video poker, blackjack, slot machines and a casino featuring games preferred by the Asian market, such as pai gow and baccarat. The Company believes that players will search for, and keep returning to, casino websites using its software due to the variety of games and gaming themes offered. The Company believes that players, given a choice of gaming venues, will prefer to play in environments that present a wide variety of games that are regularly updated but offered in a familiar environment. While the Company anticipates that most players will seek sites with rich and colorful graphic displays, some players who have more limited time or technology access may prefer a less rich environment with faster access speeds. The Company intends to provide game versions that meet both expectations.

As with all commercial Internet software, security for commerce and information exchange is a paramount requirement imposed by the licensees and the regulatory environments to which Internet gaming is subject. To this end, the Company has developed a security protocol, a communications protocol, and financial transaction software which utilize specially developed, state-of-the-art encryption technology, to ensure security, ease of use, and real time banking for its licensees, and to limit access to players who are eligible, by age, credit status and residence, to participate.


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GAME APPLICATIONS

The Company's first general audience non-casino style game will be MetroBingo, an internet bingo site currently under development by the Company. The underlying game software was acquired by the Company from Power Star Corp. in August 1999 for 1,450,000 shares of Common Stock. MetroBingo will be a multi-player game designed to provide players with an interactive gaming experience. The games are designed to be quick, approximately 18 per hour, and will feature superior graphics utilizing the Java programming language which the Company believes will reduce lengthy downloading times.
The Company currently plans to complete development of the MetroBingo software and to make it available for licensing in the second quarter of 2000.

PRODUCT DEVELOPMENT

INTERNAL DEVELOPMENT

The Company has one wholly-owned subsidiary, I crystal Software, Inc. ("I crystal Software"), a British Columbia corporation based in Surrey, British Columbia, Canada, which researches, develops and tests each software application licensed from third parties or being developed internally by the Company. The Company has located its operations in the Vancouver region partly because the area has a broad pool of technical personnel, programmers, web designers and support services. In addition to developing and testing the Company's Internet based casino software and games, I crystal Software designs and develops each licensee's website and the overall theme and visual design of the licensee's software package. To this end I crystal Software maintains a team of software programmers, graphic designers and website developers, specialized in 3-D and conventional graphics programming.

I crystal Software has a webmaster department charged with researching Internet developments and innovations related to the Internet based casino industry and serves as the Company's security division and systems administrator, in charge of securing both the Company and its software from unauthorized penetration.

To develop its products, the Company relies principally on its group of programmers, web designers and graphic artists who work at I crystal Software as employees or who work at the Company under service contracts. The Company also acquires software through licenses with third parties and plans to acquire rights to other complimentary products through strategic and distribution arrangements with other interactive entertainment and leisure companies.

The Company develops and produces it products using a model in which a core group of creative, production and technical professionals on staff at the Company, in cooperation with the Company's marketing group, have overall responsibility of the development and production process and for the supervisor and coordination of internal and external resources. This team provides the creative elements to complete a project using, where appropriate, outside programmers, artists and sound and special effects experts.

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The Company currently is in a growth mode and plans to give first priority to rapid response to product requests. As resources allow the Company plans to expand its internal review and quality assurance process to include pre-development, development and production phases, with specific milestones. This procedure is consistent with other industry participants and is designed to enable the Company to manage and control production timetables, to identify and address production and technical issues at the earliest opportunity, and to coordinate revenues, quality control and distribution phases.

EXTERNAL DEVELOPMENT

The Company has relied heavily on software products it acquired from independent developers. Acquired titles generally are acquired and marketed under the Company's name. If titles are acquired through licenses, such licenses will generally provide the Company with distribution rights for a specific period of time and for specified platforms and territories. In other instances titles may be acquired outright by the Company from third parties. In consideration for its services, a developer may receive a royalty based on revenues and may receive a nonrefundable advance which may or may not be recouped by the Company.

PRODUCT SUPPORT

The Company provides various forms of product support to both its internally and externally developed titles. The Company's quality assurance personnel are involved throughout the development and production processes for each title published by the Company. All such products are subjected to extensive testing before release in order to insure compatibility with the widest possible array of hardware configurations and to minimize the number of bugs and other defects found in the products. To support its products after release, the Company provides 24-hour operator help lines. The customer support group tracks customer inquiries and this data is used to help improve the development and production process.

PUBLISHING AND DISTRIBUTION ACTIVITIES

MARKETING

The Company's plans to expand its marketing efforts to include on-line activities such as the creation of World Wide Web pages to promote specific Company titles, as well as public relations, print and broadcast advertising, industry promotions and product sampling through demonstration software distributed through the Internet.

INDUSTRY

The Company is currently developing Internet based games with both gaming and non-gaming attributes. In addition to the Company's casino software programs, the Company is developing a free keno game site ("Free Keno") which it plans to operate. The Free Keno site is based on the popular keno game. The Company's website, will, when completed, offer free keno games to users with cash

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prizes to be supported by revenues from banner ad sales and direct e-mail advertising directed at registered users of the free Keno site.

GAMING

There are many other licensors of Internet based casino software and various providers of alternative entertainment activities, all competing for the public's entertainment dollar. The Company competes for the public's monthly expenditures on entertainment with other Internet based gaming activities, cable television, movie theaters, sporting events and other recreational activities. As the Company's primary source of revenues will be a percentage of the net gaming revenues generated by its licensees at their Internet casino websites, the Company's revenues will be directly affected by the increase or decrease in participation in such activities by the public. The Company cannot estimate how such competing activities may grow or to what extent such growth would decrease the Company's revenues.

The Internet based gaming industry began in 1996 when the first on-line casinos established operations, principally from operating bases in the Caribbean and Central America. Technology constraints resulted in limited graphics, slow play and a reliance on software which was difficult for the players to understand. Companies such as Cryptologic and Microgaming were among the first to license their software to the industry.

As of January 2000, the current Internet based casino industry has grown to over 650 e-gaming websites, while expected revenues for "e-gaming" sites in 1999 is expected to be around $1.2 billion., expanding from its North American base, to such markets as Europe, China and Australia. Expenditures for gambling in the U.S. for 1997 exceeded $100 billion. Some predict annual revenues for 2000 for the Internet based gaming in the U.S. alone at over $8 billion.

COMPETITORS

There are several companies which offer free game websites similar to the Company's planned Free Keno website. These include uproar.com and gamesville.com, both of which operate bingo based websites.

More generally, the Company faces competition from a number of other companies that license Internet based gaming software, many of which are well established and have significantly greater resources than does the Company. Currently, the Company believes its primary competitor is Starnet Communications International Inc. ("Starnet"). Starnet and its subsidiaries have been licensing Internet based casinos since 1997. Utilizing operating subsidiaries in Antigua, Starnet also licenses adult entertainment websites, lotteries, parimutuals, and a sportsbook. The Company also faces competition from Boss Media, which has been licensing Internet based gaming websites since 1997 and is known for high quality gaming software. Currently Boss Media licenses are reported to require an upfront fee of $300,000, ongoing royalty payments of 35% of net gaming revenue and a monthly charge of over $25,000 to service each licensee's hosting and bandwidth requirements. In addition, Microgaming is a privately held company based out of South Africa which has been licensing software since 1997. Microgaming customizes most of its game packages for its licensees. Cryptologic has been licensing

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Internet casinos through its wholly owned subsidiaries in Cyprus and Antigua, since 1997. Cryptologic also handles credit card processing for all of its licensees. Cryptologic recently settled a litigation matter in California in which an on-line gambler refused to pay her casino debts, characterizing them as illegal gambling contracts. Cryptologic settled the matter by paying the legal fees and certain bank charges of the gambler. See also "REGULATORY CONSIDERATIONS-North America" for additional discussion.

CUSTOMERS

The Company's Free Keno website will, when completed, be available for any registered users and thus the number and scope of users is hard to predict.

The Company entered into its first gaming licensing agreement in April 1999 with the Master Licensee, but has not yet secured licensing agreements with other licensees. As a result, all of the Company's revenues are dependent on the performance of the Master Licensee's website. However, the Company continues to pursue additional licensing arrangements with other parties.

REGULATORY CONSIDERATIONS

Worldwide governmental regulation of Internet based gambling is varied and still evolving. While it is currently legal in some countries, predominantly certain countries in the Caribbean and Latin America, to set up regulated Internet based gaming facilities, other countries, such as the United States, are considering restrictions on Internet based gambling.

         NORTH AMERICA

The United States Congress is currently considering passing the Internet Gambling Prohibition Act, commonly known as "the Kyl Bill," sponsored by Senator John Kyl from Arizona. If passed, the Kyl Bill would preempt state laws and prohibit persons involved in a gambling business to use the Internet to place, receive or otherwise make a bet or wager or to send, receive, or invite information assisting in the placing of a bet or wager. An important element of the Kyl Bill is that it removes any legal liability from the individual player and only attempts to regulate persons engaged in a gambling business who knowingly use the Internet for such purposes. In its current form, the Kyl Bill provides for penalties of the greater of the amount wagered or $20,000 against persons who take or place bets, with the possibility of a permanent injunction against such activities. State Attorneys General would be allowed to bring actions under the Kyl Bill. The Kyl Bill was passed by the Senate and sent to the House of Representatives in November 1999 where it is currently awaiting further action.

Individual U.S. states have also begun to prohibit or regulate internet based gambling. For example, Minnesota has challenged the Web-based gambling system entitled "WagerNet," arguing that its claims that Minnesota residents can lawfully participate constitute false advertising. WagerNet's system is representative of many of the on-line gambling systems. Its web site is housed in Nevada (where gambling is legal) and all of its transactions are processed in Belize (where gambling is also legal).

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WagerNet sought dismissal of the Minnesota action, but the court refused to dismiss the claim and WagerNet has appealed that decision.

Missouri has sought an injunction to stop Executone Information Systems from offering an on-line lottery from the reservation of the Coeur d'Alene Tribe in Idaho because that lottery is accessible by Missouri residents. Executone operates the National Indian Lottery (known as U.S. Lottery) from the reservation in Idaho on tribal land, where gambling is legal. The lottery is only offered in states (such as Missouri) that have conducted state lotteries. U.S. Lottery participants register on-line by providing their name, address, telephone number, social security number, and birth date. They then receive an identification code and a password. Finally, they put money into a U.S. Lottery account using a credit card, and draw on that account as they play. A Missouri court has issued a temporary restraining order prohibiting the tribe from allowing Missouri residents to participate.

California is evaluating legislation that would make on-line gambling a misdemeanor. A case was recently brought in California by an online gambler against the credit card companies and banks which the gambler used to charge bets placed at the internet casino sites of Cryptologic. The gambler's claim was based on the theory that the large credit card debts she incurred could not be enforced as such debts were based on an activity illegal in the State. Cryptologic and the banks settled the case and agreed to forgive amounts owed and to pay the gambler's legal fees.

New York is also considering several bills, including one that would apply all existing New York state gambling laws to on-line gambling and would require on-line gaming services that take bets in New York to register with the state and post a bond.

The gaming industry itself is examining possible forms of self-regulation for online operations. An industry association, the Interactive Service Association, has drafted a voluntary code of conduct for online gaming. These efforts at self-regulation by the on-line gaming industry have been made more urgent by federal law enforcement initiatives aimed at Internet gambling. The Department of Justice has charged fourteen on-line gambling Web site owners and operators with federal criminal violations associated with the use of interstate telecommunications systems to process bets. It remains to be seen, however, how thorough or effective these law enforcement initiatives will be.

         CANADA

Currently, each province sets its own regulations for Internet based gambling. However, there has been some public discussion by federal politicians about possibly enacting federal regulations on Internet based gambling in Canada. Currently, however, there are no proposed or pending bills in the Canadian Parliament which would regulate Internet based gambling in Canada on a national level.

Due to an uncertain regulatory environment, the Company's Master Licensee currently intends to focus on markets outside of North America until such time as U.S. and Canadian laws regarding Internet gaming are clarified. The Company has designed its software to be capable of blocking wagers originating from specified jurisdictions, such as the U.S. and Canada, thereby enabling its licensees to ensure that gaming laws inside or outside the U.S. and Canada are not violated. Although the


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Company's software is capable of screening out wagers placed from any jurisdiction, the Company does not have control over the operation of websites utilizing its software once such software is licensed to third parties, including the Master Licensee. The Company believes that the Master Licensee is not currently screening wagers. However, the Company will also work with its licensee, major credit card providers, Internet service providers and Internet based self regulatory organizations to confirm that players at Company designed Internet based casino websites are of legal age, and reside in jurisdictions where Internet wagering is legal.

         AUSTRALIA

Australia has regulated, rather than prohibited, Internet based gaming. The Australian Government has placed strict guidelines and taxation rates, as high as 50%, on Internet based gaming operators. Recently, the country's Prime minister indicated his intention to hold inquiries into the status of Internet based gambling in Australia and possible strengthening of regulations.

One of the first Australian based Internet gaming sites to be established was Lassiters Online casino ("Lassiters"). Lassiters, which opened in April 1999 near Alice Springs in the Northern Territory, reported over 3,500 customers producing over $2,000,000 in net gaming revenue by their third month of operation.

         GLOBAL OUTLOOK

With the exception of the U.S., a significant amount of governments appear to be accepting Internet based gaming and are attempting to regulate and tax this industry. Many countries in Europe now allow Internet based lotteries, and many have blueprints for full Internet gaming regulations.

Caribbean countries such as Antigua, Dominica, and Aruba currently allow regulated Internet based gaming. Antigua, for example, had licensed 48 gaming operators as of July 1, 1999. Dominica and Aruba together have nearly as many. The Caribbean will likely continue to be a major center for the Internet based casino industry even if other countries put regulations or prohibitions in place. The Company's current licensee, Master Licensee, operates its site out of Dominica.

SALES AND MARKETING

The Company currently has one staff member devoted to marketing and licensing sales. The Company also has three staff members who devote a portion of their time to analyzing market information for the Company and its Master Licensee. The Company is seeking to add an additional person to its marketing staff in 2000 to increase the Company's marketing effectiveness.

INTELLECTUAL PROPERTY

The Company uses the tradename "I crystal Inc." under common law trademark protection, but has no registered trademarks on such tradename or any other tradenames or service marks utilized by it.


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The Company regards its software products as proprietary in that title to and ownership of the software it develops resides exclusively with the Company. The Company relies largely on its license agreements with licensees, its own software protection schemes, confidentiality procedures and employee agreements to maintain the trade secret aspects of its products. The Company does not currently intend to apply for copyright or patent protection for its software products. The Company believes that, due to the rapid pace of innovation within the internet software industry, factors such as technological and creative skill of personnel, knowledge and experience of management, name recognition, maintenance and support of software products, the ability to develop, enhance and market software product and services and the establishment of strategic relationships in the industry are as important as patent, copyright and other legal protections for its technology.

The Company believes that it has all necessary rights to market its products, although there can be no assurance that third parties will not assert infringement claims in the future.

EMPLOYEES

As of January 25, 2000, there were 10 persons dedicating full-time services to the Company of whom two were acting as senior programmers, two were acting as system administrators, and six were involved in website development, marketing, graphic art development and project management. Of those persons, four were full-time employees and six were under contractual arrangements with the Company. Competition for qualified management and technical employees is intense in the Internet software industry and the Company's success will depend in large part upon its ability to continue to attract and retain qualified employees. The Company believes that its relations with its employees are excellent.

IMPACT OF YEAR 2000 ISSUE

The Year 2000 issue creates risks for the Company. The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any computer software program or hardware that has date-sensitive software of embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000 which could result in system failures or miscalculations causing disruptions to operations and normal business activities.

The Company is a comparatively new company and as a result, the software and hardware the Company uses to operate its business have all been purchased or developed in the last several years. While the Company cannot guarantee that it has eliminated all risks related to the Year 2000, the Company can state that steps have been taken to minimize the risks associated to the Year 2000 issue.

The Company has developed and implemented Year 2000 compliance plans related to both its internal business operations, as well as its software development. With respect to the Company's Year 2000 plan the Company has ensured that all of its hardware equipment and software used in normal business operations are certified as Y2K compliant. The Company's strategy involves maintaining an extensive inventory of any and all computer-related systems and software, whether initially thought to be exposed to the Y2K bug or not. An assessment is made of each inventory item identifying potential risks or

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uncertainties. All hardware that is not Year 2000 compliant is disposed of, and all software used is certified to be Year 2000 compliant through written documentation provided by the vendor.

The Company is committed to providing releases of software which are certified as being Year 2000 compliant. The Company has not developed all of its software internally but has taken steps to ensure that all date fields are compatible to the year 2000. However, certain subcomponents may not have been properly engineered to ensure date compatibility. Steps have been taken to confirm sub-components compatibility, but this area still remains one of moderate risk. Third party products that the Company has purchased, or intends to license in the future has been, or will be, researched for Year 2000 compliancy.

The cost to the Company to address the Year 2000 issue has been minimal as most of the Company's development work has taken the Year 2000 issue into consideration from the onset of such development. This includes product development, testing and the cost of ensuring that the hardware and software used in internal operations are Year 2000 compliant.

The risks that the Company faces as a result of the Year 2000 issues include complete interruption to its operations and development, however this risk has been mitigated through the Company's Year 2000 plan. Other risks include possible interruption to communication for the users of Company software. Users of Company software include future licensees and the Master Licensee. There is a risk of liability if the master Licensee's website operations are interrupted resulting in adverse affects in its business operations. In the worst case scenario a licensee may lose the ability to operate a Company designed website until such time as the Year 2000 bug is identified and corrected. If the loss is of significance to the licensee, there is the possibility of litigation and claims against the Company.

The Company has prepared a contingency plan that covers worst case scenarios that the Company may face. The plan covers how to deal with both internal systems that may be affected by the Year 2000 issues, as well as how to deal with Company software problems and possible interruptions to its licensee's operations.

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RISK FACTORS

The Company's business and investment in its securities is subject to a number of risks which, in addition to ordinary business risks, include the following:

DEVELOPMENT STAGE COMPANY WITH NO HISTORY OF EARNINGS

The Company has only recently entered into its first Internet based casino software licensing agreement and has a limited history of revenues or earnings from such activities. The Company may not be successful in securing other licenses for its casino software or in developing its general game related software. There is no assurance that the Company will generate either revenues or earnings from its existing licensee or from any other licensing arrangements that it may enter into in the future.

The Company is at an early stage of entering the commercial marketplace. The Company's future operating results are subject to a number of risks, including its ability to implement its strategic plan, to attract qualified personnel and to raise sufficient financing as required. Management's inability to effectively guide the Company's growth (including implementing appropriate systems, procedures and controls) could have an adverse effect on the Company's financial condition and operating results.

UNCERTAINTY OF ADDITIONAL CAPITAL

The Company does not anticipate achieving positive cash flows from operations until the second quarter of 2000. Therefore, the Company's financial position for at least the next 12 months is contingent on its ability to raise money through equity or debt financing to meet the financial needs that are not funded from operations. The Company will seek to raise additional capital either through the sale of equity or debt securities in private or public financing or through strategic partnerships, in order fully to finance, develop, market and upgrade its casino software programs and websites. The Company cannot offer assurances that funds will be raised when it requires them or that the Company will be able to raise funds on suitable terms. Failure to obtain such financing when needed could delay or prevent the Company's planned software development and licensing projects, which could adversely affect the Company's business, financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders is likely to occur.

COMPETITION

The Company faces direct competition from a number of other companies, many of which have greater resources. Many of the Company's competitors have well established track records and customer bases in developing software generally or in developing software games and gaming. As a relatively new company entering into the market place, the Company has not yet established a reputation or market presence in the industry and there is no assurance that it will.

TECHNOLOGICAL DEVELOPMENTS

Internet based industries in general, and the Internet based casino industry in particular, are subject to rapid changes arising from new technological developments and evolving industry standards. The Company's success will depend heavily on its continuing ability to develop and introduce enhancements to its existing casino software and new software or related products that meet changing markets for on-line games and gaming. The Company will constantly be required to commit significant resources to continued research and development in order to remain competitive. However, the Company cannot be certain that it will develop the software or technologies needed to ensure the Company's future success or that its casino or general games software will not become obsolete due to the introduction of alternative technologies. If the Company cannot continue to innovate successfully, its business and operating results could be adversely affected.

GOVERNMENT REGULATION

Every Internet business faces the risk of having to comply not only with the laws of its home jurisdiction, but also with the laws of the countries where its customers reside. With respect to Internet based casinos, many countries have enacted or are considering enacting laws which may regulate or prohibit Internet based gambling. The Company faces the risk that potential government regulations in various jurisdictions could reduce the potential markets of its licensees or the amount of revenues such licensees may generate in such markets or both. The Company also faces the risk that its licensees may face extra-territorial prosecution as a result of customers residing in regulated countries visiting a licensee's Internet casino site thereby generating increased uncertainty in the Company's revenues obtained from licensing. If any such risks were to materialize, the Company's financial condition and results of operations would be adversely affected. To date, while general Internet games have not been subject to special government regulations, there is no assurance that this sector will not become subject to regulatory oversight. See "Regulatory Considerations" for a more complete discussion.

THE COMPANY DERIVES A SUBSTANTIAL AMOUNT OF ITS REVENUES FROM FOREIGN SOURCES

The Company plans to license its software in countries outside North America and to derive a portion of its games revenues and most of its gaming related revenues from licensees in such jurisdictions. The Company intends to expand these activities through licenses, direct and indirect software sales, and localization activities. These activities will require separate management focus and a full understanding of the international marketplace, including skills not currently available at the Company. The Company's international activities and its overall results will therefore be is subject to certain risks inherent in international trade, many of which are beyond its control, such as changes in laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes), difficulties in attracting and retaining a skilled local work force, differences in local fiscal discipline and the instability of foreign economies and governments. There can be no assurance that the Company will be able to increase international revenues or that the foregoing local factors will not have a material adverse effect on the Company's future revenues and, consequently, on the Company's overall business, operating results and financial conditions.

The Company's costs are generally paid in U.S. and Canadian currencies while its revenues, generally paid in U.S. dollars, may at times be paid in non-U.S. currencies. Therefore, Company's revenues and operating results may be affected by fluctuations in the exchange rates applicable to its licensees. Currency exchange rates are determined by market factors beyond the Company's control and may vary substantially during the course of a production period. Further, the Company's ability to repatriate to Canada funds arising in connection with foreign licensees may be adversely affected by currency and exchange control regulations imposed by the country in which the Company's casino software is exploited.

PROTECTION OF THE COMPANY'S INTELLECTUAL PROPERTY IS LIMITED

The Company, other than through confidentiality agreements and restrictions it places on its licensee's through its licensing agreements, does not retain or protect its proprietary and intellectual property rights. Unauthorized parties may copy and distribute the Company's casino software or certain portions or applications of its software. In addition, other companies may independently develop and produce software which is similar to, or imitates, the Company's software. The Company has no registered copyrights or patents in either the U.S. or Canada for its gaming software.

The Company does not have and does not intend to apply for patents on its casino or game software or its licensed websites. Management believes that the patent application process in many countries in which the Company intends to sell or license products would be time-consuming and expensive. In addition, patents would have the effect of publicizing the source code or other proprietary aspects of the Company's products. Finally, the Company intends continually to improve and upgrade its casino and game software, and, as a consequence, any patent protection may be out of date by the time the patent is granted.

In addition, the Company may in the future be notified that it is infringing upon certain patent and/or other intellectual property rights of others. Although there are no such pending lawsuits against the Company or unresolved notices that the Company is infringing upon intellectual property rights of others, there can be no assurance that litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. If it appears necessary or desirable, the Company may seek licenses under patents or other intellectual property that it is allegedly infringing. No assurance can be given, however, that licenses could be obtained on commercially reasonable terms or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain the necessary licenses or other rights could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL AND PROGRAMMING STAFF

The Company is highly dependent on key members of its management and its programming staff . The loss of the services of any of them may adversely affect the Company's ability to achieve its business plan. Recruiting and retaining qualified technical personnel to carry out research and development and technical support will be critical to the Company's future success. Although management believes that the Company will continue to be successful in attracting and retaining skilled personnel, it can offer no assurance that the Company can accomplish this objective on acceptable terms. The Company has not implemented key person insurance on any management employee.

Although the Company performs almost all of its software development in-house, the Company hires the services of some individuals on a contract basis and pays for the provisions of some services related to its business from third parties. A disruption in the supply of such services could have an adverse impact on its business and financial results of the Company, particularly at a time when the Company is attempting to develop new game software, build brand identity and customer loyalty. In addition, an increase in prices from its service providers could also have an adverse impact on the Company's business and financial results.

THE COMPANY'S STOCK PRICE MAY BE VOLATILE

In recent years and months, the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performances of specific companies, have had a substantial effect on the market price of stocks, particularly stocks like the Company's. It is also possible that the Company's operating results will not meet the expectations of its public market analysts, which could have an adverse effect on the trading price of its common shares. Accordingly, the market price for the Company's Common Stock may fluctuate substantially.

THE COMPANY DOES NOT PLAN TO PAY DIVIDENDS

The Company has not yet realized positive net income and has not, since incorporation, paid dividends. The Company expects to use any earnings to fund it ongoing operations and to fund future casino software development.

MANAGEMENT OF RAPID GROWTH AND LIMITED OPERATING EXPERIENCE

The Company anticipates that the management of its growth will be a key challenge. Failure effectively to meet this challenge could have a material adverse effect on its operating results. Successful commercialization and licensing of internet based casino software and websites will require management of a number of operational activities in which the Company have little experience. There is no assurance that, if the Company's business grows rapidly, the Company will be able to manage such growth successfully.

SHARES ELIGIBLE FOR FUTURE SALE

At January 20, 2000, the Company had outstanding 14,767,504 shares of common stock, $.01 par value per share (the "Common Stock") of which 4,805,250 shares were free trading under Rule 504. See Item 8-"Description of Securities". The 14,001,254 shares of Common Stock issued from December of 1998 under Rule 506 of the Securities Act of 1933, as amended (the "Securities Act") have not been registered under the Securities Act and therefore will be treated as "restricted securities" and may be resold only if registered or if the transfer is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Under these exemptions the shares of Common Stock issued since December of 1998 generally will be eligible for resale in the United States without registration one year from the respective date of issuance of such shares and so long as the other exemption requirements have been met. This may adversely affect the market price of its shares and could affect the amount of trading of such shares.

MINIMAL TRADING HISTORY OF COMMON STOCK - POSSIBLE STOCK PRICE VOLATILITY

The Company's Common Stock currently trades on the Nasdaq OTC Bulletin Board under the symbol "ICRS." The market price of the Company's Common Stock could fluctuate substantially due to a variety of factors, including market perception of its ability to achieve its planned growth, quarterly operating results of other Internet based gambling and casino software development companies, the trading volume in its Common Stock, changes in general conditions in the economy, the financial markets or other developments affecting the Company or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

PENNY STOCK REGULATION

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or trading system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's securities are presently subject to the penny stock rules, and, as a result, investors may find it more difficult to sell its securities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

STATEMENT OF OPERATIONS DATA

                                                                                 9 MONTHS ENDED          9 MONTHS
                                                                                 SEPTEMBER 30,           ENDED
                                                            DECEMBER 31,         1999                    SEPTEMBER 30,
                                   DECEMBER 31, 1998        1997                 ----                    1998
                                   -----------------        ----                                         ----
Revenue                             $         -             $-                   $      (21,100)         $-

Net Income (Loss) from operations      (266,500)             -                       (5,013,600)          -

Net Income (Loss)                      (266,500)             -                       (5,013,600)          -




BALANCE SHEET DATA


                                                                9 MONTHS ENDED  9 MONTHS ENDED
                                 AT DECEMBER     AT DECEMBER    SEPTEMBER 30,   SEPTEMBER 30,
                                 31, 1998        31, 1997       1999            1998
                                 --------        --------       ----            ----
Working Capital (Deficiency)     $ (65,000)      $   6,500      $(153,300)      $   6,500
Total Assets                             -               -         63,100               -
Long Term Debt                           -               -              -               -
Stockholders' Equity (Deficit)     (65,000)          6,500       (138,600)          6,500



RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

Revenues - Revenues for the periods ending September 30, 1999 and September 30, 1998 were $21,100 and $0, respectively. The increase of $21,100 reflects the cessation of the Company's development stage operations in the third quarter of 1999, when it began collecting revenues from its Master License agreement.

Operating Expenses - Operating expenses are primarily comprised of research and development and general and administrative costs. Operating expenses were $5,034,700 and $0 for the nine months ended September 1999 and 1998, respectively. The increase of $5,034,700 was a result of the Company's embarking on its new business strategy to develop and license Internet based gaming technology and its emergence from development stage operations in the third quarter of 1999. Of the total expenses incurred during the nine months ended September 30, 1999, $4,022,300 were non-cash expenses paid for through the issuance of stock.

Research and Development - The Company's research and development costs consist primarily of costs associated with the continued development of its Internet based casino software and the acquisition of the rights to certain Internet based bingo software known as METROBINGO. Research and development costs were $572,500 and $0 respectively for the nine months ended September 30, 1999 and 1998, respectively. The $572,500 increase again reflects the Company's undertaking its new business strategy to develop and license Internet based gaming software. METROBINGO was acquired in exchange for 1,450,000 shares of common stock valued at $0.19 per share, for a total cost of $275,500. Because the technological feasibility of the bingo software had not been established at the date of acquisition, the cost of the software rights was expensed.

General and Administrative - The Company's general and administrative costs consist primarily of investor relations services and e-cash services for Internet based commercial transactions. Other costs include personnel costs, professional and legal fees, consulting fees, travel, and Internet promotion. General and administrative costs were $4,462,200 and $0 for the nine months ended September 30, 1999 and 1998, respectively. The increase of $4,462,200 again reflects the Company's undertaking its new business strategy, which included establishing a head office in Surrey, British Columbia, Canada and retaining fulltime staff and consultants. Of the total amount of general and administrative costs, $4,022,300 represents one-time, non-cash investor relations and e-cash expenses paid for through the issuance of stock.

Net Loss - The Company incurred a net loss of $(5,013,600) and $0 for the nine months ended September 30, 1999 and 1998, respectively. The 1999 loss was the result of the expenses incurred by the Company during its development stage, which ceased in the third quarter of 1999, when it began to realize revenues from licensing its Internet based casino software.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 AND DECEMBER 31,
1997

Revenue - The Company was in the development stage during 1998 and 1997 and recorded no revenue for the years ended December 31, 1998 and 1997.

Operating Expenses - Operating expenses are comprised of research and development expenses incurred in exchange for debt or stock, and general and administrative expenses incurred in exchange for stock. Operating expenses were $266,500 and $0 for the years ended December 31, 1998 and 1997, respectively. The increase of $266,500 in operating expenses was a result of the Company's embarking on its new business strategy to develop and license Internet based gaming technology.

Research and Development - The Company's research and development costs consisted exclusively of the cost to acquire the rights to certain Internet based casino software from Diversified. Research and development costs were $165,000 and $0 for the years ended December 31, 1998 and 1997. The $165,000 reflects the Company's undertaking its new business strategy to develop and license Internet based gaming technology. The software referred to above was acquired in exchange for 2.5 million shares of common stick valued at $0.04 per share, along with a $65,000 note payable, for a total cost of $165,000. Because the technological feasibility of the software had not been established at the date of acquisition, the cost of the software rights was expensed.

General and Administrative - The Company's general and administrative costs consisted primarily of promotional costs and the cost of services of corporate officers. These costs were $101,500 and $0 for the years ended December 31, 1998 and 1997 respectively. The increase of $101,500 from 1997 to 1998 reflects the Company's efforts to restructure its operations to focus on the development and licensing of Internet based casino software. All expenses were incurred in exchange for stock.

Net Loss - The Company incurred a net loss of $(266,500) and $0 for the years ended December 31, 1998 and 1997. The 1998 loss was the result of the expenses incurred by the Company during its development stage, as it undertook its new business strategy to acquire, develop and license Internet based gaming software.

FLUCTUATIONS IN ANNUAL AND QUARTERLY RESULTS

The Company's annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors, including:

     1. the amount and timing of expenditures required to develop the Company's casino and bingo software and its licensing and strategic relationships to enhance sales and marketing;

     2. changes in the growth rate of Internet usage and the interest of consumers in using Internet based casino and bingo websites for recreation; and

     3. the emergence of new services and technologies in the market in which the Company now competes.

The Company also faces foreign currency exchange risk as a majority of its revenue is denominated in U.S. currency and a majority of its operating costs are incurred in Canadian currency. Significant fluctuations in the foreign exchange rate between U.S. and Canadian currency will result in fluctuations in the Company's annual and quarterly results.

LIQUIDITY AND CAPITAL RESOURCES

On December 1, 1998 the Company and Diversified entered into the Diversified License whereby the Company was granted a five-year license by Diversified to develop and exploit certain casino software being developed by Diversified. Under the Diversified License, Diversified was granted the Put Option to require the Company to purchase the casino software for 2,500,000 shares of Common Stock. On December 10, 1998, Diversified exercised the Put Option. In addition to issuing 2,500,000 shares of Common Stock, the Company also issued to Diversified a promissory note (the "Note") in the principal amount of Cdn$100,000 (approximately U.S.$65,000) in consideration for services rendered for additional development work performed by Diversified on the casino software. The Note was paid in full in 1999.

Since the shift in the focus of the Company's business to the development of Internet based gaming software and websites, the Company's accumulated loss is $5,312,100 at September 30, 1999. Although the Company began realizing revenues from its licensing activities in June of 1999, such revenues amounted to only $21,100 through September 30, 1999. The Company does not anticipate significant sales revenue for the remaining fiscal period ending December 31, 1999. While revenue was generated during the last quarter of 1999, the Company anticipates that its cash outflows will continue to exceed its cash inflows over the next 12 months. The Company's liquidity over the next 12 months is contingent on its ability to raise money through debt or equity financings to meet its cash needs that are not covered from operations.

The Company's budgeted capital expenditures for the fiscal year ending December 31, 1999 are approximately $22,000, of which $16,800 had been spent as of September 30, 1999.

The Company currently anticipates that cash inflows from operating revenues will increase in the long-term as a result of its continuing to license and sell its software products. The Company anticipates that its cash operating expenses will increase in the long-term as well, as a result of enhanced development and production of its software products. The amount of noncash expenses incurred during 1998 and 1999 in exchange for stock are not expected to be repeated at similar levels in future periods.

To the extent that cash from operations are insufficient to fund the Company's activities, the Company may need to raise additional funds through the sale of equity or debt securities in private or public financing or through strategic partnerships, in order to develop, market and upgrade its casino and bingo software programs and websites. Failure to obtain such financing when needed could delay or prevent the Company's planned software development and licensing projects, which could adversely affect the Company's financial condition and results of operations.

IMPACT OF INFLATION

The Company believes that inflation has not had a material effect on its past business.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company leases 1200 square feet of commercial space at 3237 King George Highway, Suite 101-B, in Surrey, British Columbia, Canada. This facility houses all of the Company's functions including its software development, production, technical, marketing, and administrative operations. It also houses the Company's subsidiary I crystal Software and all of its functions. The Company entered into its lease on September 4, 1999 and the lease runs until January 31, 2003. The Company's total rent over the four year term of the lease is Cdn$62,400 (approximately U.S.$43,500), at January 27, 2000, payable monthly in installments of Cdn$1,300 (approximately U.S.$906). The Company also has an option to rent additional space adjacent to its current location during the term of the lease and on the same terms.

The Company believes that existing facilities are adequate for its needs through the middle of the year 2000. Should the Company require additional space at that time, or prior thereto, the Company believes that such space can be secured on commercially reasonable terms and without undue operational disruption.


ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of January 20, 2000 by (i) each person who owns beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all current directors and executive officers as a group. As of January 20, 2000 there were 14,767,504 shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


NAME AND ADDRESS                            AMOUNT AND NATURE OF
OF BENEFICIAL OWNER(1)                      BENEFICIAL OWNERSHIP              PERCENT OF CLASS
----------------------                      --------------------              ----------------
OFFICERS AND DIRECTORS:

Larry J. Hrabi(2)(7)                               199,535                               *


Gerald P. Slamko(3)(7)                             937,327                            6.3%


Douglas J. Slamko(4)(7)                            932,631                            6.3%



5% STOCKHOLDERS:

AG Capital Management, Ltd.                      1,000,000                            6.7%
P.O. Box 612
Times Square Providenciales
Turks 7, Caicos Islands, B.W.I


CEDE & Co. (5)                                   3,992,590                           27.0%


CTC, Inc.                                        1,000,000                           6.75%
40 Hillsborough St
Roseau, Dominica,
West Indies


Diversified(6)                                   2,500,000                           16.9%
1103 Toronto Dominion Tower
Edmonton Centre
Edmonton, Alberta
T5J 2Z1  CANADA


Digital Commerce Bank, Ltd.                      1,000,000                            6.6%
1815 Hornby Street, Suite 404
Vancouver, B.C.  V4Z 2E6


Power Star Corp.                                 1,450,000                            9.8%
33 Saint George Street
Commonwealth of Dominica



DIRECTORS AND OFFICERS AS A                      2,069,493                           14.0%
GROUP (3 PERSONS): (7)

* Indicates that shares beneficially owned does not exceed five (5) percent of the class.
------------------------

(1) Each of the directors and officers named can be reached at the Company's executive offices located at 3237 King George Hwy., Suite 101-B, Surrey, B.C. V5P 1B7 Canada, except for Gerald Slamko who can be reached at #206, 11062-156th Street, Edmonton, Alberta Canada. The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Mr. Hrabi is a shareholder of Diversified and based on his percentage ownership in that company owns approximately 99,535 shares of the Common Stock. Mr. Hrabi directly owns 100,000 shares of the Company's Common Stock.

(3) Mr. Gerald P. Slamko is a shareholder of Diversified and based on his percentage ownership in that company owns approximately 282,327 shares of Common Stock. Mr. Slamko's common law wife, Ms. Diane Dutnall, owns approximately 5,000 shares Common Stock through a percentage shareholding in Diversified. Mr. Slamko directly owns 650,000 shares of the Company's Common Stock.

(4) Mr. Douglas J. Slamko is a shareholder of Diversified and based on his percentage ownership in that company owns approximately 243,831 shares of Common Stock. Mr. Slamko's wife, Linda Slamko, owns approximately 38,800 shares of Common Stock through a percentage shareholding in Diversified. Mr. Slamko directly owns 650,000 shares of the Company's Common Stock.

(5) These shares represent beneficial holdings held of record in brokerage accounts through Cede & Co.

(6) The shares of the Company's Common Stock owned by Diversified may be treated as beneficially held by Diversified stockholders prorata to their Diversified holdings including Doug Slamko (243,831 shares of Common Stock) , his wife Linda Slamko (38,800 shares of Common Stock), Gerald Slamko (282,327 shares of Common Stock), his common law wife, Diane Dutnall (5,000 shares of Common Sock) and Larry Hrabi (99,535 shares of Common Stock) and the remaining stockholders of Diversified (73,5% held by approximately 300 persons) with such percentages subject to any distributions that may be made to creditors in the dissolution approved by Diversified's stockholders October 7, 1999. As a result of that decision to dissolve, Diversified plans to distribute its shares of the Company, subject to payment of the outstanding obligations, to its shareholders.

(7) Includes percentage shareholdings in Diversified held by officers and directors of the Company. The percentage ownership of Company Common Stock held by the stockholder through ownership in Diversified does not take into account the costs which will be associated with dissolving that company. A certain portion of Company Common Stock held by Diversified will likely be used to cover costs associated with its dissolution thereby reducing pro-rata the Common Stock ownership of Diversified shareholders.

CHANGES IN CONTROL

There are no arrangements which would result in a change in control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Although the Company's Bylaws only authorize a Board consisting of one director, the Company's Board currently consists of four individuals. The Company is calling a Special Meeting of its stockholders to be held before the Effective Date of this Registration Statement, at which stockholders, among other things, will be asked to approve new Bylaws which would provide for a Board of Directors consisting of not less than three nor more than seven directors, whose number would be determined by a properly approved resolution of the Board.

DIRECTORS AND EXECUTIVE OFFICERS


NAME                           AGE       POSITION
----                           ---       --------
OFFICERS AND DIRECTORS:

Larry J. Hrabi                  48       Director, Chairman and Chief Executive Officer of the Company.
                                         Director and Chief Executive Officer of I crystal Software.

Douglas J. Slamko               45       President of the Company.
                                         Director and President of I crystal Software.

Gerald P. Slamko                43       Vice President, Treasurer and Chief Financial Officer of the
                                         Company
                                         Director,  Treasurer  and Chief  Financial  Officer of I crystal
                                         Software

Derek Bodnarchuk                25       Director.

Glyn G. Davies                  52       Director.

Justin Stenner                  32       Director.

SENIOR TECHNOLOGY PERSONNEL:

Fabrice L'Heureux               28       Software Development Manager.

LARRY J. HRABI is the Chairman of the Company's Board of Directors and its Chief Executive Officer. Mr. Hrabi has been a Director since December 10, 1998 and the Chief Executive Officer of the Company since December 10, 1998. Mr. Hrabi has also served as a Director and the Chief Executive Officer of the Company's wholly owned subsidiary, I crystal Software since August 17, 1999. Prior to joining the Company Mr. Hrabi was the President of Klein's Hair Care Centre, a private manufacturing company he has owned since 1975. Mr. Hrabi is also the President and major shareholder of Cleanse-Rite Solutions.

DOUGLAS J. SLAMKO is the Company's President and has served in that capacity since December 10, 1998. Mr. Slamko has also served as a Director and President of the Company's wholly owned subsidiary, I crystal Software since August 17, 1999. Prior to joining the Company, Mr. Slamko was President of IHC International Hair Consultants Inc. ("IHC") from 1997 and the president of HRS Hair Consultants International, Inc. since 1993. Prior to that, Mr. Slamko was the President of Smart Hair Care (California) and similar companies in other states which functioned as the "Smart" group of companies. As the President of IHC, Mr. Slamko oversaw the development of that company's franchise and licensee program, while the business grew from one location into an international organization located in over 40 cities. Mr. Slamko has been a director of Diversified since 1987. Mr. Slamko has over 20 years of experience in leading company development, including such companies as Relic Rent a Car and Budget Sports Rentals. Mr. Slamko is the brother of Gerald P. Slamko, the Company's Treasurer and Chief Financial Officer, and Leonard Slamko who served as a director of the Company until he entered into a consulting relationship with the Master Licensee.

GERALD P. SLAMKO is the Company's Vice President, Treasurer and Chief Financial Officer and has served in that capacity since December 10, 1998. Mr. Slamko has also served as a Director, Treasurer and the Chief Financial Officer of the Company's wholly owned subsidiary, I crystal Software, since August 17, 1999. Mr. Slamko has been a member of the Canadian Institute of Chartered Accountants of Alberta for the past 15 years. For more than 15 years Mr. Slamko has been the president and a director of Gerald P. Slamko Professional Corporation, a partner in the firm of Slamko Visser, chartered accountants. Slamko Visser provides accounting services to the Company. Mr. Slamko has over 15 years of corporate development and accounting experience. Since 1987 Mr. Slamko has also been a director of Diversified. Mr. Slamko is the brother of Douglas J. Slamko, the Company's President, and Leonard Slamko who served as a director of the Company until he entered into a consulting relationship with the Master Licensee.

DEREK BODNARCHUK has been a member of the Company's Board of Directors since November 3, 1999. Mr. Bodnarchuk is the president of 591879 BC Ltd., a drive-through coffee kiosk established in October 1999 which is operated as Celestial Blends Coffee. From August through January of 1999 Mr. Bodnarchuk was the Manager of Delrios Restaurants. Prior to that he was a martial arts instructor at the Academy of Martial Arts and Inner Power from December 1997 through December 1998. From June 1995 to December 1997 he was a waiter at Delrios Restaurant.

GLYN G. DAVIES has been a member of the Company's Board of Directors since December 10, 1998. From 1995-1999 Mr. Davies was the President of Gold-Heir Resources Ltd. ("Gold-Heir"), a company specializing in the mining industry. While with Gold-Heir Mr. Davies was initially responsible establishment of that company and later general administration and mining site and data inspection. In 1999 Mr. Davies became the President of Transnet Int'l Technologies Inc., a private investment company. Mr. Davies was also a consultant in the hotel industry for five years from 1991 to 1996. In that capacity he was responsible for site acquisition and general staff management.

JUSTIN STENNER has been a member of the Company's Board of Directors since December 10, 1998. Mr. Stenner has extensive experience in marketing and specializes in commercial finance. From 1995-1996, he was the General Lease Manager of MSA Ford Sales Ltd. Prior to that Mr. Stenner was the General Sales Manager of Fleetwood Motors from 1996-1997. In 1997 Mr. Stenner became the Lease Manager of MSA Ford Sales Ltd., a position he held until 1999. In 1999 Mr. Stenner became the corporate Secretary of Transnet Int'l Technologies Inc., a private investment company.

FABRICE L'HEUREUX is not an executive officer but has been the Company's Software Development Manager since July 1, 1999. Under a service contract the Company entered into with 4250 Investments Ltd., Mr. L'Heureux is responsible for development and design of the Company's and licensees websites and the Company's MetroBingo Software and the overall creative and graphic design of Company software. Mr. L'Heureux graduated form Laval University in 1995 with a degree in Communications and Graphic Design and a degree in "Alias Wavefront 3-D Software for the Motion Picture Industry". He has designed numerous Websites and was the Art Director and Multi-media Producer for ITV.net, an Internet broadcaster based in Vancouver, B.C. He is also a creator and designer of the MetroBingo software acquired by the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The following table shows, for the three-year period ended December 31, 1999, the cash and other compensation paid to the Company's Chief Executive Officer. No other executive officer had annual compensation in excess of $100,000 during such period.

SUMMARY COMPENSATION TABLE

                                                      SUMMARY COMPENSATION TABLE


                                                                                    LONG-TERM COMPENSATION
                                                                        --------------------------------------
                                      ANNUAL COMPENSATION                         AWARDS               PAYOUTS
                          ------------------------------------------    --------------------------    ---------
                                                                           COMMON
     NAME AND                                                            STOCK UNDER
     PRINCIPAL                                          OTHER ANNUAL    OPTION/SAR'S     PREFERRED       LTIP        ALL OTHER
     POSITION             YEAR     SALARY      BONUS    COMPENSATION       GRANTED         STOCK       PAYOUTS     COMPENSATION
     ---------            ----     -------     -----    ------------    ------------     ---------     -------     ------------

     Larry Hrabi......
       Chief Executive    1999     $6,000(1)     --        $2,667            --              --           --            (1)
       Officer            1998         0         --          --              --              --           --            --
                          1997         0         --          --              --              --           --            --

(1) Mr. Hrabi's Service Contract with the Company provided that he be granted 100,000 shares of Common Stock on or prior to November 1, 2000. The compensation represented by the issuance of such stock is being recognized monthly by the Company and Mr. Hrabi during the twelve month period commencing November 1999 at a rate of $1,333.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

The Company does not have an employee stock option plan.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

The Company has no options, exercises or values to report for its last fiscal year.


LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

The Company has no long term incentive plans and therefore has no awards to report for its last fiscal year.


COMPENSATION OF DIRECTORS

The Directors of the Company are not compensated for their services.


CONTRACTUAL ARRANGEMENTS FOR EMPLOYMENT

On February 3, 1999 the Company entered into a Service Contract with Leonard Slamko, whereby he agreed to serve as a marketing consultant to the Company to develop, maintain and monitor its marketing strategies. This Service Contract could be terminated at any time upon the provision of 14 days notice by either party and was terminated by the Company on December 2, 1999 at which time Mr. Slamko entered into a consulting agreement with the Master Licensee. The Company believes Mr. Slamko's relationship with the Master Licensee will enable it to maintain a certain degree of oversight concerning the security of the Company's proprietary software design, and revenue generation at the Master Licensee website. Such a relationship will also allow the Company to have indirect feedback on how to better design and develop its products for future licensees. Under the Service Contract Mr. Slamko was paid $5000 per month and was entitled to receive 100,000 shares of Common Stock prior to February 3, 2000, unless the Service Contract had been previously terminated. Although the Company was not obligated to issue the shares of Common Stock to Mr. Slamko upon the termination of the Service Contract on December 2, 1999, all 100,000 shares of Common Stock were issued to Mr. Slamko.

On July 1, 1999 the Company entered into a Service Contract with a personal contract company whereby Mr. L'Heureux will act as the Company's software Development Manager to develop websites for its corporate and licensee clients, to administer its MetroBingo software development project and to oversee the overall creative, graphic direction and design efforts of the Company. This Service Contract may be terminated at any time upon the provision of 14 days notice by either party. Under the Service Contract 4250 Investments Ltd. was paid $4000 per month, subject to performance reviews every three months at which time the amount of compensation could be adjusted upward in the discretion of the president. On November 1, 1999 monthly compensation was increased to $5,000 per month.

On November 1, 1999 the Company entered into a Service Contract with Mr. Larry Hrabi whereby Mr. Hrabi will perform consulting work to develop and oversee Company investor relations, and the Company's overall licensing, sales and marketing efforts. This Service Contract may be terminated at any time upon the provision of 14 days notice by either party. Under the Service Contract Mr. Hrabi is paid $3000 per month, and was entitled to receive 100,000 shares of Common Stock prior to November 1, 2000, unless the Service Contract has been previously terminated by either party. All 100,000 shares of Common Stock were issued to Mr. Hrabi on January 11, 2000.

On December 2, 1999 the Company entered into a Service Contract with Douglas Slamko, whereby Mr. Slamko agreed to serve as president of the Company to organize, implement and oversee overall operations and to direct the Company's marketing program. This Service Contract may be terminated at any time upon the provision of 14 days notice by either party. Under the Service Contract, Mr. Slamko is paid $5000 per month, and was entitled to receive 100,000 shares of Common Stock on or prior to February 3, 2000, for services provided in 1999 unless the Service Contract had been previously terminated by either party. All 100,000 shares of Common Stock were issued to Mr. Slamko on January 11, 2000.


REPORT ON PRICING OF OPTIONS/SARS

The Company has no stock option plans.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On December 1, 1998, the Company entered into the Diversified License with Diversified, whereby the Company agreed to license, for a period of five years, the Internet based casino software developed by Diversified. As consideration for the license of the casino software, the Company agreed to pay a royalty of 10% of the net revenues it obtained from the casino software to Diversified, and Diversified was granted the Put Option to require the Company to purchase all of the rights to the casino software from Diversified for 2,500,000 shares of the Company's Common Stock.

On December 10, 1998, Diversified exercised the Put Option and the Company acquired the casino software for 2,500,000 shares of its Common Stock, issued to Diversified, as well as additional consideration in the form of a promissory note for Cdn$100,000 (approximately U.S.$65,000) issued to Diversified for continued development work performed on the casino software (the "Diversified Transaction"). As a result of the Diversified Transaction, the 10% royalty obligation was extinguished. Prior to the Diversified Transaction, the Company became obligated to issue 2,000,000 shares of Common Stock to Doug Slamko, Gerald Slamko and Leonard Slamko as payment for future services to be performed for the Company over the next twelve months. Such shares were subsequently issued on December 10, 1998. Additionally, on December 16, 1998 2,500,000 shares of Common Stock were sold to certain individuals who facilitated the transfer of the software from Diversified to the Company. Douglas J. Slamko is a director, the Chief Executive Officer, the President and a shareholder of Diversified and his wife is a shareholder of Diversified. Gerald P. Slamko is a Director, Secretary, Treasurer and shareholder of Diversified and his common law wife is a shareholder of Diversified. Leonard Slamko served as a director of the Company until he entered into a consulting relationship with the Master Licensee, and he is also a shareholder of Diversified.

On March 3, 1999, the Company entered into a Letter of Intent with Digital Commerce Bank, Ltd. ("Digital Commerce") whereby Digital Commerce would issue to the Company a merchant number for use in processing credit card transactions. In consideration of the use of the Digital Commerce merchant number the Company issued to Digital Commerce 1,000,000 shares of Common Stock.

On April 8, 1999 the Company entered into an Agreement with the Master Licensee whereby the Company agreed to license to the Master Licensee a minimum of 6 new casino software packages and websites per year, and to provide any updates to such casino software and websites for a term of 10 years at no extra cost. The Agreement grants the Master Licensee the right to extend the license for an additional five years. Under the Agreement, the Company will be entitled to 40% of the Net Gaming Revenue derived from revenue generated by the casino or websites licensed to the Master Licensee. Net Gaming Revenue is defined in the Agreement as gross revenues less customer payouts, e-cash charges, fees, holdbacks, and chargebacks, and taxes or levies to which the Master Licensee is subject. Additionally, the Company will be entitled to 50% of up-front fees charged by the Master Licensee to any sub-licensees, and10% of revenue derived from sales of the software. Under the terms of an amendment to the Licensing Agreement the Company has the option to spend up to a specified amount on promotion of the Master Licensee's website in exchange for an additional 10% share of net gaming revenue, not to exceed the total amount spent by the Company. Leonard Slamko, a director of the Company at the time the Agreement was entered into, has entered into a consulting arrangement with the Master Licensee. Leonard Slamko is the brother of Douglas J. Slamko and Gerald P. Slamko.

On October 15, 1999 the Company entered into an additional Agreement with the Master Licensee whereby the Company agreed to license to the Master Licensee three new casino software packages and websites, including updates to such casino software and websites, for a term of 10 years. Under this Agreement the Master Licensee has the right to extend the license indefinitely. Under the Agreement, the Company is to be paid a fee of $100,000, payable in installments, of which $67,000 has already been paid, with the remaining $33,000 is to be paid upon completion of the third casino software package and website. The Company will also be entitled to 40% of the Net Gaming Revenue derived from revenue generated by the casino or websites licensed to the Master Licensee, up to the first $100,000 generated per month, and 30% of Net Gaming Revenue generated per month over $100,000. The Master Licensee shall be required to spend 10% of monthly Net Gaming Revenue on advertising, all of which shall be subject to a rebate by the Company. The Company has agreed to license one MetroBingo software package and websites to the Master Licensee for no charge and a second such software package and website for a fee of $200,000, provided that a deposit of $10,000 is paid to Company by December 31, 1999 and a second deposit of $40,000 is paid to the Company by January 31, 2000 with the balance due on completion of software package. The deposit due December 31, 1999 was not paid and the Company is currently considering whether to extend the term for payment of the deposit, but may consider other options.

On May 1, 1999, the Company and the Master Licensee amended the April 8, 1999 Agreement to provide that Company could spend up to $70,000 to promote its Internet casino website over a six month period beginning May 1, 1999. In return the Company is eligible to retain up to an additional 10% of Net Gaming Revenue until such time as either the total of $70,000 is spent on such promotional activities or December 31, 1999. Leonard Slamko, a director of the Company at the time the Agreement was entered into, has entered into a consulting arrangement with the Master Licensee. Leonard Slamko is the brother of Douglas Slamko and Gerald Slamko.

On August 28, 1999, the Company entered into an Agreement with Power Star pursuant to which the Company purchased the rights to certain software known as MetroBingo that was being developed by Power Star in exchange for an aggregate of 1,450,000 shares of Common Stock valued at $275,500. Fabrice L'Heureux formerly provided services to Power Star in connection with the creation and development of the MetroBingo software.

On October 5, 1999, the Company agreed to issue 1,000,000 shares of Common Stock to AG Capital Management, Ltd. ("AG Capital"), in exchange for cash and services rendered in the aggregate amount of U.S.$200,000.

On October 7, 1999, the Company agreed to issue 1,000,000 shares of Common Stock valued at $180,000 to CTC Inc., in lieu of payment of a one-time service fee of $200,000 for the provision of electronic commerce and e-cash services.

ITEM 8.  DESCRIPTION OF SECURITIES.

The securities to be registered pursuant to this Form 10-SB are all of the Company's authorized shares of Common Stock. There are no preemptive rights associated with these securities and no cumulative voting is authorized by the By-laws. The Company's Certificate of Incorporation authorizes a total share capital of 30,000,000 of which all such shares are designated as Common Stock, par value $0.01 per share.

Each shareholder is entitled to one vote for each share of Common Stock owned of record. The holders of shares of Common Stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of the Company's directors. Holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Company's board of directors may determine. Upon liquidation, dissolution, or winding up, the assets legally available for distribution to the Company's shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of the Company's shares of Common Stock have no preemptive, conversion, or subscription rights, and the Company's shares of Common Stock are not subject to redemption. All the Company's outstanding shares of Common Stock are fully paid and non-assessable.

There are no restrictions in the Company's Certificate of Incorporation, as amended to date or its current Bylaws, which restrict or inhibit changes in the voting control or ownership in the Company.

                              PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's shares of Common Stock currently trade on the Nasdaq OTC Bulletin Board Market under the trading symbol "ICRS." The Company's Common Stock initially began trading on the Nasdaq OTC Bulletin Board on May 20, 1998 under the symbol "CGSI." The Company changed its name to SoftNet Industries Inc. on November 18, 1998 and the Company's trading symbol was subsequently changed to "SFNT" on November 24, 1998. On July 29, 1999 the Company's name was changed to I crystal Inc. due to a conflicting name being used by another company and its trading symbol was changed to "ICRS" on August 3, 1999. As of December 31, 1999, there were approximately 109 holders of record and approximately 14,767,504 shares of Common Stock outstanding. The high and low bid prices of the Company's Common Stock for each quarter of its last two fiscal years as quoted from the OTC Bulletin Board were:


                          QUARTER                       HIGH BID PRICE                  LOW BID PRICE

                  3rd Quarter 1998 (CGSI)                    $0.38                          $0.25
                  4th Quarter 1998 (CGSI)                    $0.50                          $0.13

                  4th Quarter 1998 (SFNT)                    $4.75                          $0.13
                  1st Quarter 1999 (SFNT)                    $4.06                          $1.38
                  2nd Quarter 1999 (SFNT)                    $2.00                          $0.55
                  3rd Quarter 1999 (SFNT)                    $0.56                          $0.33

                  3rd Quarter 1999 (ICRS)                    $0.40                          $0.13
                  4th Quarter 1999 (ICRS)                    $0.26                          $0.14



These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Effective December 9, 1999, the Company dismissed Albright Persing & Associates ("Albright Persing"), the Company's prior independent auditor, and appointed Moss Adams LLP ("Moss Adams") as its independent auditor. The Company's decision to change its independent auditor was made as a result of the Company's undertaking a new business strategy and the proximity of offices of Moss Adams to the Company's new facilities located in Surrey, British Columbia, Canada.

The Company's financial statements for the years ended December 31, 1997, 1996, and 1995 were audited by Albright Persing, whose report dated March 30, 1998 included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern. In addition, during these years and subsequent interim periods preceding December 9, 1999, there was no disagreement with Albright Persing on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Albright Persing, would have caused Albright Persing to make a reference to the subject matter of the disagreement in connection with its report.

During 1997 and prior years and through December 9, 1999, the Company did not consult with Moss Adams regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was either the subject of a disagreement or a reportable event with Albright Persing.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth certain information concerning the currently outstanding securities of the Company which were sold or issued by the Company during the last three years without the registration of the securities under the Securities Act in reliance on exemptions from such registrations requirements.

At December 31, 1996 there were 3,000,000 shares of Common Stock issued and outstanding (without giving effect to the 8:1 reverse stock split undertaken in Fall 1998). On December 30, 1997, the Company sold an aggregate of 130,000 shares of the Company's Common Stock to less than thirty-five investors, for an aggregate of $6,500 in cash. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 505 of Regulation D thereunder.

On July 6, 1998, the Company issued, for an aggregate of $15,000 in services, an aggregate of 3,000,000 shares (without giving effect to the 8:1 reverse stock split) of the Company's Common Stock to the former president of the Company in exchange for services rendered. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on
Section 4(2) of the Securities Act and under Rule 505 of Regulation D thereunder. As a result of the above, there were 6,130,000 shares of Common Stock of the Company issued and outstanding. When the Company undertook the 8:1 reverse stock split of its Common Stock to cause 766,250 shares Common Stock to be issued and outstanding. Unless otherwise indicated, all share data set forth below gives effect to the reverse split.

On December 10, 1998, the Company issued 2,500,000 shares of its Common Stock to Diversified in exchange for Diversified's casino software (valued at $100,000 and a Cdn$100,000 (U.S.$65,000) Note payable). Certain officers and shareholders of Diversified are directors or executive officers of the Company. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act.

On December 10, 1998, the Company issued 2,000,000 shares of Common Stock to four persons, three of whom are officers and directors, and one of whom was their adult sister. The consideration consisted of services to be rendered to the Company during the year following the issuance by the officers and directors and cash paid by all parties. All such services were rendered throughout 1999 and the full amount of cash (U.S.$20,000) was paid in March 1999. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder.

On December 16, 1998, the Company issued 2,500,000 shares of Common Stock in exchange for services rendered to the Company in the amount of $75,000 and for $25,000 in subscription receivables from certain individuals. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder.

Effective April 14, 1999, the Company issued 1,000,000 shares of Common Stock pursuant to a Letter of Intent with Digital Commerce whereby Digital Commerce would issue to the Company a merchant number for use in processing credit card transactions. A non-refundable up front fee for receipt of the Digital Commerce merchant number was paid by the Company and recorded as an expense of $1,436,500. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder.

On March 30, 1999, the Company sold, for an aggregate of $800,300 net of costs of $156,700, for which the Company recognized an additional expense of $2,272,800 services to reflect the fair value of the 1,914,000 shares of its Common Stock which were issued in a private placement to less than thirty-five investors. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act.

On August 16, 1999, the Company received a convertible loan in the amount of $78,196 from West Peak Ventures of Canada, Inc. ("West Peak"). The proceeds of the loan were paid to the Company through Diversified which acts as account manager for the Company. The loan was repayable as of November 30, 1999, and bore an interest rate equal to the U.S. prime rate plus 2%. In accordance with the terms of the loan the principal was converted into 200,000 shares of Common Stock in December 1999.

On August 28, 1999, the Company entered into an Agreement with Power Star pursuant to which the Company purchased all of the rights to certain software known as MetroBingo that was being developed by Power Star in exchange for 1,450,000 shares of Common Stock with an aggregate value of $275,500. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 505 and 506 of Regulation D thereunder.

On October 5, 1999, the Company agreed to issue 1,000,000 shares of Common Stock to AG Capital in exchange for cash and services rendered in the aggregate amount of $200,000. All 1,000,000 of these shares were subsequently issued on January 11, 2000. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder.

On October 7, 1999, the Company agreed to issue 1,000,000 shares of Common Stock valued at $180,000 to CTC Inc., in lieu of payment by the Company of a one-time service fee for the provision of electronic commerce and cash services. All 1,000,000 of these shares were subsequently issued on January 11, 2000. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder.

Additionally, the Company has issued Common Stock in exchange for services rendered by the following companies and individuals. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act:



           NAME                DATE OF ISSUE    NUMBER OF SHARES     PRICE PER SHARE       AGGREGATE PRICE
           ----                -------------    ----------------     ---------------       ---------------

RSA Software                      4-22-99               25,000            $1.35                 $33,750

734633 Alberta Ltd.               6-28-99              127,500            $0.50                 $63,750

Sean Comeau                       7-01-99              100,000            $0.47                 $47,000

Larry J. Hrabi                   11-01-99              100,000            $0.16                 $16,000

Douglas J. Slamko                12-02-99              100,000            $0.17                 $17,000

Leonard Slamko                   12-02-99              100,000            $0.17                 $17,000



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article Eight of the Company's Certificate of Incorporation provides that the directors of the Company shall not be liable to the Company or the shareholders of the Company for a breach of fiduciary duty unless such breach involves (1) the director's duty of loyalty to the Company, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) liability for unlawful payments of dividends or stock purchases or redemption's by the Company, or (4) a transaction from which a director derives an improper personal benefit. The Company has no other provisions or arrangements covering Director or Officer indemnification.

                                    PART F/S.
                              FINANCIAL STATEMENTS

                                 I CRYSTAL, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                              TABLE OF CONTENTS
                                                     DECEMBER 31, 1998 AND 1997

                                                                   PAGE


INDEPENDENT AUDITOR'S REPORT........................................1


FINANCIAL STATEMENTS

     Balance Sheet..................................................2

     Statement of Operations........................................3

     Statement of Stockholders'Deficit..............................4

     Statement of Cash Flows........................................5

     NOTES TO FINANCIAL STATEMENTS................................6-14

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders I crystal Inc.

We have audited the accompanying balance sheet of I crystal Inc. (a development stage company formerly named Softnet Industries, Inc. and Cable Group South, Inc.) as of December 31, 1998, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I crystal Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The 1997, 1996, and 1995 financial statements were audited by other independent auditors whose report dated March 30, 1998 included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern. The presentation of the separate periods combined in the accompanying statements of operations and cash flows for the period from October 5, 1994 (date of inception) to December 31, 1998 have been subjected to the auditing procedures applied in our audit of the basic financial statements as of December 31, 1998 and in our opinion fairly state, in all material respects, the presentation required to be set forth therein, in relation to the separate periods combined.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses since its inception and has a net stockholders' deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Moss Adams LLP

Bellingham, Washington
December 21, 1999

                                                                  I CRYSTAL INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                                   BALANCE SHEET
                                                               DECEMBER 31, 1998
--------------------------------------------------------------------------------



                                                  ASSETS

TOTAL ASSETS                                                                             $    --
                                                                                         =========





                                   LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Note payable                                                                         $  65,000
                                                                                         ---------
        Total liabilities                                                                   65,000
                                                                                         ---------

STOCKHOLDERS' DEFICIT
    Common stock, $0.01 par value, 30,000,000 shares authorized;
       7,766,300 shares issued and outstanding                                              77,700
    Additional paid-in capital                                                             255,800
    Stock subscription receivable                                                          (45,000)
    Deferred compensation                                                                  (55,000)
    Deficit accumulated during the development stage                                      (298,500)
                                                                                         ---------
        Total stockholders' deficit                                                        (65,000)
                                                                                         ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                              $    --
                                                                                         =========



SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.                      2
--------------------------------------------------------------------------------

                                                                  I CRYSTAL INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                         STATEMENT OF OPERATIONS
                          YEARS ENDED DECEMBER 31, 1998 AND 1997, AND THE PERIOD
                        OCTOBER 5, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------




                                                                                         10/5/94 (Date
                                                                                         of Inception)
                                                          1998             1997          TO 12/31/98
                                                    ---------------   ---------------  ---------------
REVENUE                                             $         --      $    --          $    --
                                                    ---------------   ---------------  ---------------

OPERATING EXPENSES
    Research and development                                165,000         --                 165,000
    General and administrative                              101,500         --                 133,500
                                                    ---------------   ---------------  ---------------
          Total operating expenses                          266,500         --                 298,500
                                                    ---------------   ---------------  ---------------

NET LOSS BEFORE PROVISION FOR INCOME TAXES                 (266,500)        --                (298,500)

PROVISION FOR INCOME TAXES                                 --               --              --
                                                    ---------------   ---------------  ---------------

NET LOSS                                            $      (266,500)  $     --         $      (298,500)
                                                    ===============   ===============  ===============


EARNINGS (LOSS) PER SHARE

BASIC AND DILUTED                                   $         (0.36)  $     --         $         (0.54)
                                                    ===============   ===============  ===============



SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.                      3
--------------------------------------------------------------------------------

                                                                  I CRYSTAL INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                              STATEMENT OF STOCKHOLDERS' DEFICIT
            PERIOD FROM OCTOBER 5, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                          DEFICIT
                                                                                                         ACCUMULATED
                                                   COMMON STOCK     ADDITIONAL   STOCK                   DURING THE
                                  DATE OF      -----------------     PAID-IN  SUBSCRIPTION    DEFERRED   DEVELOPMENT
                                TRANSACTIONS   SHARES     AMOUNT     CAPITAL   RECEIVABLE   COMPENSATION   STAGE          TOTAL
                                ------------ ---------- ---------- ---------- ------------  ------------ -----------    ---------
INCEPTION                         10/5/94       --      $    --      $  --      $   --      $    --      $    --        $    --
STOCK ISSUED FOR SERVICES         10/9/94     2,834,400     28,300      --          --           --           --           28,300
STOCK ISSUANCE                    10/9/94       115,500      1,200      --          --           --           --            1,200
NET LOSS                                        --           --         --          --           --          (28,300)     (28,300)
                                ------------ ---------- ---------- ---------- ------------  -----------  -----------    ---------
BALANCE, DECEMBER 31, 1994                    2,949,900     29,500      --          --           --          (28,300)       1,200
STOCK ISSUANCE                    1/10/95        50,100        500      2,000       --           --           --            2,500
NET LOSS                                        --           --         --          --           --           (3,700)      (3,700)
                                ------------ ---------- ---------- ---------- ------------  -----------  -----------    ---------
BALANCE, DECEMBER 31,                         3,000,000     30,000      2,000       --           --          (32,000)        --
   1995 AND 1996
STOCK ISSUANCE                    12/30/97      130,000      1,300      5,200       --           --           --            6,500
                                ------------ ---------- ---------- ---------- ------------  -----------  -----------    ---------
BALANCE, DECEMBER 31, 1997                    3,130,000     31,300      7,200       --           --          (32,000)       6,500
EFFECT OF ONE-FOR-EIGHT                      (2,738,700)   (27,400)    27,400       --           --           --             --
   REVERSE STOCK SPLIT
STOCK ISSUED FOR SERVICES         7/6/98        375,000      3,800     11,200       --           --           --           15,000
STOCK ISSUED FOR RESEARCH         12/10/98    2,500,000     25,000     75,000       --           --           --             --
   AND DEVELOPMENT
STOCK ISSUED FOR SERVICES AND     12/10/98    2,000,000     20,000     60,000      (20,000)     (60,000)      --          100,000
   STOCK SUBSCRIPTION RECEIVABLE
STOCK ISSUED FOR SERVICES AND     12/16/98    2,500,000     25,000     75,000      (25,000)      --           --           75,000
   STOCK SUBSCRIPTION RECEIVABLE
AMORTIZATION OF DEFERRED                        --           --         --          --            5,000       --            5,000
   COMPENSATION
NET LOSS                                        --           --         --          --           --         (266,500)    (266,500)
                                             ---------- ---------- ---------- ------------  -----------  -----------    ---------
BALANCE, DECEMBER 31, 1998                   $7,766,300 $   77,700 $  255,800 $    (45,000) $   (55,000) $  (298,500)   $ (65,000)
                                             ========== ========== ========== ============  ===========  ===========    =========

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.                      4
--------------------------------------------------------------------------------

                                                         STATEMENT OF CASH FLOWS
                          YEARS ENDED DECEMBER 31, 1998 AND 1997, AND THE PERIOD
                        OCTOBER 5, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------

                           Increase (Decrease) in Cash

                                                                                     10/5/94 (DATE
                                                                                     OF INCEPTION)
                                                              1998        1997        TO 12/31/98
                                                           ---------    ---------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                               $(266,500)   $    --     $      (298,500)
ADJUSTMENTS TO RECONCILE NET LOSS TO
NET CASH FROM OPERATING ACTIVITIES

    Amortization of deferred compensation                      5,000         --               5,000
    Noncash research and development expenses incurred
       in exchange for debt                                   65,000         --              65,000
    Noncash research and development expenses incurred
       in exchange for stock                                 100,000         --             100,000
    Noncash general and administrative expenses incurred
       in exchange for stock                                  90,000         --             118,300
                                                           ---------    ---------         ---------
          Net cash from operating activities                  (6,500)        --             (10,200)
                                                           ---------    ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceed from stock issuances                                --          6,500            10,200
                                                           ---------    ---------         ---------
NET CHANGE IN CASH                                            (6,500)       6,500              --

CASH, beginning of period                                      6,500         --                --
                                                           ---------    ---------         ---------
CASH, end of period                                        $    --      $   6,500   $          --
                                                           =========    =========         =========
NONCASH TRANSACTIONS
    Stock issued for future services                       $  60,000    $    --     $        60,000
                                                           =========    =========         =========
    Stock issued for stock subscriptions receivable        $  45,000    $    --     $        45,000
                                                           =========    =========         =========

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.                       5
-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND DEVELOPMENT STAGE OPERATIONS

         ORGANIZATION

       I crystal, Inc. (the Company or I crystal) was incorporated October 5, 1994 in the state of Delaware as Cable Group South, Inc. In November 1998, the Company changed its name to Softnet Industries, Inc.; and, in June 1999, to avoid a conflict with another company with a similar name, the name was changed again to I crystal, Inc.

       In July 1998, after giving affect to the reverse stock split discussed below, the Company president received 375,000 shares of common stock in exchange for services. Effective October 19, 1998, stockholders approved a one-for-eight reverse stock split, reducing the number of outstanding shares from 6,130,000 to 766,300. All references in the accompanying financial statements to number of shares and per share amounts have been restated to reflect the reduced number of shares outstanding.

       On December 1, 1998, the Company entered into a memorandum of agreement with Diversified Cosmetics International, Inc. (Diversified), a related party (Note 7), to license the rights to certain internet-based gaming software that was in the process of being developed by Diversified. Under terms of the agreement, Diversified had the option to require the Company to purchase the rights, including all source code and technical specifications, graphics, domain names and trademarks, in exchange for
       2.5 million shares of common stock. Diversified exercised its option on December 10, 1998. Consideration also included a $65,000 note payable given for the additional amount of development undertaken by Diversified subsequent to entering into the agreement (Note 3).

       Concurrent with the acquisition of the software rights, the Company issued two million shares to certain owners of Diversified. The shares were issued in exchange for stock subscriptions receivable and for future services to be provided in their capacity as corporate officers of I crystal. Another 2.5 million shares were issued to certain individuals in exchange for stock subscriptions receivable and for services provided in connection with facilitating the transfer of the software from Diversified to the Company.

       DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN

       For the period October 5, 1994 through December 31, 1998, the Company's efforts have been devoted to corporate structuring, financial and business planning, recruiting directors and advisors, and raising additional financing. Prior to the transactions discussed above, the Company had no material amount of assets or liabilities. Development stage operations during this period were financed primarily through the issuance of shares for services. The Company has incurred net losses since inception; and, at December 31, 1998, it has a stockholders' deficit of $65,000.

       Subsequent to December 31, 1998, the Company raised $800,300 of net proceeds through exempt issuances of common stock. It established offices in Surrey, British Columbia, where it engages in developing and licensing software related to the internet gaming industry. Products include various theme-oriented blackjack and poker games, slot machines, and bingo games. The Company does not conduct any gaming activities itself but has entered into a nonexclusive master license agreement with DCI, Inc. (the Master Licensee), a related party (Note 7), for use of the Company's gaming technology. In the third quarter of 1999, the Company began realizing revenues from this agreement and development stage operations ceased.

       The Company has not yet generated revenues sufficient to fund its operations.

                                                                             6
-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

       Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent on its capacity to obtain additional financing and execute its business plan. Management is exploring several financing options and expects to raise additional capital through private placements or exempt offerings of equity or debt securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       SOFTWARE DEVELOPMENT COSTS

       Costs incurred for research and development of software developed for resale or licensing are expensed until either technological feasibility is proven or a working copy of the software is completed. Costs incurred once feasibility has been established, but prior to release to customers, are capitalized and amortized on a product-by-product basis.

       At the time the software rights described in Note 1 were acquired in exchange for stock and a note payable from Diversified, a related party (Note 7), technological feasibility of the software had not been established. Accordingly, $165,000 of consideration given by the Company for the software rights was charged to research and development expense. As described in Note 10, technological feasibility of the software was subsequently established in the first quarter of 1999.

       INCOME TAXES

       The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes at enacted tax rates. Deferred tax amounts represent the future tax consequences of those differences, which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

       EARNINGS PER SHARE

       Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period, after giving retroactive effect to stock splits. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to share equivalents.

       SEGMENT INFORMATION

       The Company reports segments in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires that reportable segments be designated using a management approach, which relies on the internal organization used by management for making operational decisions and assessing performance. SFAS No. 131 also requires certain disclosures about products and services, geographic areas, and major customers. Management assesses the performance of its operations as a single segment.

                                                                             7
-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

       NEW ACCOUNTING STANDARD

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Among other provisions, SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those financial instruments at fair value. Accounting for changes in fair value is dependent on the use of the derivatives and whether such use qualifies as hedging activity. The new standard, as amended, becomes effective for the Company in fiscal 2001, and management is currently assessing the impact, if any, it may have on financial position and results of operations.

-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

NOTE 3 - NOTE PAYABLE

       The Company has a $65,000 unsecured note payable to Diversified, a related party, dated December 10, 1998. The note is denominated in Canadian dollars (Cdn $100,000) and is due on demand. The note is non-interest bearing; and, accordingly, interest charges are credited to additional paid in capital. At December 31, 1998, no interest had been accrued. Subsequent to December 31, 1998, the note was paid in full.

NOTE 4 - INCOME TAXES

       The income tax provision consists of the following:

                                                                                                    10/5/94 (Date
                                                                                                    of Inception)
                                                                      1998             1997          to 12/31/98
                                                               ---------------   ---------------  ---------------
        Deferred income tax benefit                            $        90,600   $       -        $       101,500
        Increase in valuation allowance                                (90,600)          -               (101,500)
                                                               ---------------   ---------------  ---------------
                                                               $        -        $       -        $       -
                                                               ===============   ===============  ===============

       The total provision differs from the amount computed using statutory tax rates as follows:


                                                                                                    10/5/94 (Date
                                                                                                    of Inception)
                                                                      1998             1997          to 12/31/98
                                                               ---------------   ---------------  ---------------
       Tax benefit at statutory rate of 34%                   $        90,600   $       -        $       101,500
       Increase in valuation allowance                                (90,600)          -               (101,500)
                                                               ---------------   ---------------  ---------------
                                                               $        -        $       -        $       -
                                                               ===============   ===============  ===============


       Tax effects of temporary differences that give rise to deferred tax assets, based on a 34% tax rate, consist solely of a $101,500 benefit from net operating loss carryforwards. The Company has incurred losses since its inception and has filed no income tax returns. The losses incurred to date may be limited due to a change in control of the Company and limitations on the deductibility of services received in exchange for issuance of common stock. Management currently believes uncertainty exists surrounding realization of the deferred tax asset and has recorded a $101,500 valuation allowance to offset completely the carrying amount of the asset.

       In the event the Company files all delinquent tax returns and is able to recognize some portion of the losses generated, the carryforward period of net operating losses begins to expire in 2009.


                                                                              9
-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------



NOTE 5 - EARNINGS PER SHARE

        The numerators and denominators of basic and diluted earnings per share are as follows:


                                                                                                    10/5/94 (Date
                                                                                                    of Inception)
                                                                      1998             1997          to 12/31/98
                                                               ---------------   ---------------  ---------------
        Numerator - net loss                                   $      (266,500)  $       -        $      (298,500)
                                                               ===============   ===============  ===============
        Denominator - weighted average
          number of shares outstanding                                 735,300           375,000          547,900
                                                               ===============   ===============  ===============


       At December 31, 1998, the Company had no potential common shares that would have had a dilutive effect.

NOTE 6 - CAPITAL STOCK AND STOCK-BASED COMPENSATION

       The Company has a single class of $0.01 par value common stock. Thirty million shares are authorized and 7,766,300 shares are issued (or committed to be issued) and outstanding at December 31, 1998. On October 19, 1998, the Board of Directors approved a one-for-eight reverse stock split. The par value of common stock remained unchanged. All references in the accompanying financial statements to number of shares and per share amounts have been restated to reflect the reduced number of shares outstanding.

       During 1998, after giving affect to the reverse stock split, the Company issued a total of 6,875,000 shares as follows:

          - 375,000 shares were issued July 6, 1998 in exchange for services of the Company President through November 1998.

          - 2.5 million shares were issued December 10, 1998 to Diversified, a related party (Note 7), along with a $65,000 note payable, in exchange for the rights to certain software under development (Notes 1 and 2).

          - 2.0 million shares were issued December 10, 1998 to the Company's officers in exchange for a $20,000 stock subscription receivable and for future services. Deferred compensation is being recognized ratably over twelve months.

          - 2.5 million shares were issued December 16, 1998 in exchange for a $25,000 stock subscription receivable and for services provided in connection with facilitating the transfer of the software from Diversified to the Company.

       As described in Note 10, subsequent to year-end, the Company issued or was committed to issue an additional 7,116,500 shares in connection with an exempt stock offering, the acquisition of certain software rights, a convertible denture, and various subscriptions agreements and service contracts.

                                                                             10
-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------
NOTE 7 - RELATED PARTY TRANSACTIONS

       The Company is affiliated with the following entities:

       DIVERSIFIED COSMETICS INTERNATIONAL (DIVERSIFIED)

       The Company is affiliated with Diversified through common ownership. Diversified is an Alberta corporation that was previously listed on the Alberta Stock Exchange. As described in Note 1, in December 1998, the Company acquired certain software rights from Diversified. Diversified also acts as a common paymaster for the Company. Subsequent to the transfer of the technology to the Company, Diversified has had no significant business operations and, as of December 21, 1999 it was in the process of winding down its affairs.

       Unaudited summarized financial information for Diversified as of January 31, 1999 and for the year then ended is as follows:


                                                                                     1/31/99
                                                                                   (Unaudited)
                                                                                 ---------------
        Current assets                                                           $       101,600
        Investment in I crystal                                                          101,900
        Due from I crystal                                                                43,900
        Other noncurrent assets                                                              200
                                                                                 ---------------
              Total assets                                                       $       247,600
                                                                                 ===============

        Current liabilities                                                      $       120,700
        Redeemable preferred stock                                                         1,500
        Stockholders' equity                                                             125,400
                                                                                 ---------------
              Total liabilities and stockholders' equity                         $       247,600
                                                                                 ===============



                                                                                     1/31/99           1/31/98
                                                                                   (Unaudited)       (Unaudited)
                                                                                 ---------------   --------------
        Revenue                                                                  $           400  $           500
        Operating expenses                                                               279,900           46,700
                                                                                 ---------------  ---------------
              Operating loss                                                            (279,500)         (46,200)
        Gain on sale of software rights to I crystal                                     171,100          -
        Other income                                                                      48,000          -
        Income tax                                                                      -                 -
                                                                                 ---------------  ---------------
              Net loss                                                           $       (60,400) $       (46,200)
                                                                                 ===============  ===============

       DCI, INC. (THE MASTER LICENSEE)

       Subsequent to December 31, 1998, the Company entered into a master license agreement with the Master Licensee (Note 10). Essentially all of the Company's subsequent revenue has been realized under this agreement. Management of the Master Licensee also includes an individual who is a stockholder of the Company and a relative of officers and directors of the Company. The Master Licensee is incorporated in the Commonwealth of Dominica, where it is licensed to conduct international wagering, lotteries and

                                                                             11
-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


       games of chance by way of telecommunications.

       SLAMKO VISSER, CHARTERED ACCOUNTANTS (SLAMKO VISSER)

       The Company is affiliated with the Canadian chartered accounting firm Slamko Visser through common ownership. Subsequent to December 31, 1998, the Company employed the services of Slamko Visser to maintain its accounting system and records.

NOTE 8 - SEGMENT AND GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

       The Company's primary operations consist of the development and licensing of internet-based gaming technology. Management assesses the performance of its operations as a single segment. Through December 31, 1998, the Company's efforts were focused primarily on development stage operations, and no material activities occurred within this segment.

       At December 31, 1998, the Company had no long-lived assets. Subsequent to December 31, 1998, essentially all long-lived assets acquired or developed by the Company were located in the lower mainland of British Columbia, Canada.

       As described in Note 10, in April 1999, the Company entered into a master license agreement with the Master Licensee, a related party (Note 7),from which it has realized essentially all revenue earned subsequent to December 31, 1998.

NOTE 9 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

       The fair value of the Company's note payable approximates its carrying amount due to the short-term nature of this financial instrument.

NOTE 10 - SUBSEQUENT EVENTS

       MASTER LICENSE AGREEMENT

       Subsequent to December 31, 1998, the Company continued developing its internet-based gaming software, attaining technological feasibility in the first quarter of 1999. Effective April 8, 1999, the Company entered into a ten-year nonexclusive master license agreement with the Master Licensee, a related party (Note 7), for use of the Company's technology. Under terms of the license agreement, the Company is obligated to provide a minimum of six new theme-oriented software packages and websites per year, along with updates and technical support, and development of specified electronic payment and accounting technology. The Company is also obligated to provide a monthly advertising rebate equal to the lesser of 10% of monthly net gaming revenue derived from the Master Licensee's use of its software or the amount expended by the Master Licensee on advertising.

       The Company, in return, is to receive 40% of monthly net gaming revenue derived from use of the software by the Master Licensee and 50% of upfront fees charged by the Master Licensee to any sub-licensee. In the event the Company produces certain of its games on CD-ROM and enters into a reseller agreement with the Master Licensee, the Company will receive 10% of gross revenue derived from the Master Licensee's sales of the software. The Master Licensee is also obligated to spend $10,000 per month on advertising for each software package and website licensed from the Company. Under terms of an amendment to the licensing agreement dated May 1, 1999, the Company has the option to spend up to a specified


                                                                             12
-------------------------------------------------------------------------------

                                                                 I CRYSTAL INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                  NOTES TO FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


       amount on promotion of the Master Licensee's website in exchange for an additional 10% share of net gaming revenue, not to exceed the total amount spent by the Company on promotion.

       In October 1999, the Company entered into a second ten-year agreement with the Master Licensee related to licensing three specific theme-oriented internet casino sites. Under this agreement, once all three sites are ready for operation, the Company is to receive an upfront fee. It will then receive 40% of the first $100,000 of monthly net gaming revenue derived from the sites and 30% of monthly net gaming revenue in excess of $100,000.


                                                                             13
-------------------------------------------------------------------------------

                                                                  I CRYSTAL INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


NOTE 10 - SUBSEQUENT EVENTS (Continued)

        FORMATION OF I CRYSTAL SOFTWARE INC.

        On August 17, 1999, I crystal Software Inc. (I crystal Software) was incorporated in the province of British Columbia, Canada. Upon incorporation, all founding shares were issued to the officers of I crystal. Effective December 13, 1999, the officers contributed all shares to the Company, at which time I crystal Software became a wholly-owned subsidiary of I crystal. I crystal Software has subsequently carried out essentially all of the Company's research and development activity.

        OPERATING LEASE COMMITMENT

        Commencing in September 1999, the Company entered into an operating lease agreement for use of facilities located in Surrey, British Columbia, Canada. The lease requires minimum monthly lease payments of Cdn $1,300 (U.S. $860) over a four-year term.

        STOCK ISSUANCES, ACQUISITION OF METROBINGO SOFTWARE, AND OTHER
        COMMITMENTS

        Effective March 30 ,1999, the Company completed the issuance of 1,914,000 shares of common stock at $0.50 per share for total proceeds, net of issue costs, of $800,300. The issuance is exempt from registration in reliance on Rule 504 of Regulation D.

        Effective August 28, 1999, the Company acquired from Power Star Corp. (Power Star) the software rights and related source codes, domain names, websites, and trademarks for certain internet-based gaming technology under development known as METROBINGO. In exchange, the Company is obligated to issue 1,450,000 shares of common stock to Power Star. Of the total amount of shares to be issued, 250,000 will have registration rights, and the balance will be restricted until December 1, 2000.

        In April 1999, the Company entered into a merchant banking agreement with Digital Commerce Bank (Digital). Under the agreement, the Company is committed to issue one million shares in exchange for Digital's issuing the Company a merchant banking number.

        In October 1999, the Company entered into two stock subscription agreements for a total of two million shares for total proceeds of $400,000. One of the subscriptions is tied to a second merchant banking agreement. The other subscription is tied to a corporate management agreement, under which the Company is required to issue 650,000 shares in exchange for certain services provided in 1999. The Company received $70,000 cash for the remaining 350,000 subscribed shares.

        Subsequent to December 31, 1998, the Company entered into service agreements with officers and members of management for the services of these individuals. A total of 400,000 shares are issuable under these agreements. Of the total amount, 200,000 are issuable no later than February 3, 2000; 100,000 are issuable no later than November 1, 2000; and 100,000 are issuable ratably on August 1, 2000 and August 1, 2001.

        The Company entered into two other service agreements for technology management and engineering services provided in 1999. A total of 152,500 shares are issuable under these agreements.

        In December 1999, the Company issued 200,000 shares to honor the conversion rights of a $78,200 convertible debenture issued in August 1999.


                                                                              14
--------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)

                    UNAUDITED CONDENSED FINANCIAL STATEMENTS

                 AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                 AND FOR THE THREE MONTHS AND NINE MONTHS ENDED
                    SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998


--------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                             CONDENSED BALANCE SHEET
                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                                     ASSETS


                                                                               Sept. 30,       Dec. 31,
                                                                                 1999           1998
                                                                              (Unaudited)

CURRENT ASSETS

     Cash                                                                    $      --      $      --
     Accounts receivable                                                          21,900           --
     Advances receivable                                                          26,500           --
                                                                             -----------    -----------
         Total current assets                                                     48,400           --

PROPERTY AND EQUIPMENT                                                            14,700           --
                                                                             -----------    -----------

                                                                             $    63,100    $      --
                                                                             ===========    ===========
                   LIABILITIES AND STOCKHOLDER'S EQUITY/DEFICIT



CURRENT LIABILITIES

     Accounts payable                                                        $    28,000    $      --
     Advances and note payable to related parties                                 87,800         65,000
     Customer deposits                                                             7,000           --
     Loan payable                                                                 78,900           --
                                                                             -----------    -----------
         Total current liabilities                                               201,700         65,000
                                                                             -----------    -----------

STOCKHOLDERS' EQUITY/DEFICIT

     Common stock, $ 0.1 par value Authorized 30,000,000 shares issued and outstanding 12,286,600 and 7,766,300 at September 30, 1999 and
         December 31, 1998 respectively                                          122,800         77,700

     Additional paid-in-capital                                                5,097,100        255,800
     Stock subscriptions receivable                                                 --          (45,000)
     Deferred compensation                                                       (46,400)       (55,000)
     Accumulated deficit                                                      (5,312,100)      (298,500)
                                                                             -----------    -----------

                                                                                (138,600)       (65,000)
                                                                             -----------    -----------

                                                                             $    63,100    $      --
                                                                             ===========    ===========


   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
          THREE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998
         AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998



                                   Three Months       Three Months    Nine Months    Nine Months
                                       Ended              Ended          Ended           Ended
                                   Sept. 30/99        Sept. 30/98     Sept. 30/99     Sept. 30/98

Revenue                            $     21,100    $          --     $     21,100    $       --
                                   ------------    ---------------   ------------    ------------

Expenses
     General and
         administrative expenses      1,363,400               --        4,462,200            --
     Research and development           339,800               --          572,500            --
                                   ------------    ---------------   ------------    ------------

                                      1,703,200               --        5,034,700            --
                                   ------------    ---------------   ------------    ------------
Net (loss) before
     income taxes                    (1,682,100)              --       (5,013,600)           --

Income taxes                               --                 --             --              --
                                   ------------    ---------------   ------------    ------------

Net (loss)                         $ (1,682,100)   $          --     $ (5,013,600)   $       --
                                   ============    ===============   ============    ============

Basic and diluted
     earnings (loss)
     per share                     $      (0.15)   $          --     $      (0.51)   $       --
                                   ============    ===============   ============    ============
Weighted average
     shares outstanding              11,356,600            750,000      9,871,400         510,800
                                   ============    ===============   ============    ============


   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
             UNAUDITED CONDENSED STATEMENT OF STOCKHOLDERS' DEFICIT
                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                                          Common stock          Additional         Stock
                          Date of      ----------------         Paid-in       Subscription     Deferred      Deficit
                        Transactions   Shares     Amount        Capital        Receivable    Compensation   Accumulated   Total
                        ------------   -------    -------       ----------     ------------  -----------     -----------   -----
Balance, December 31, 1998             7,766,300  $    77,700  $   255,800   $   (45,000)  $   (55,000)  $  (298,500)  $   (65,000)
Stock issuance (net of
costs of $156,600)          3/30/99    1,914,000       19,100    3,054,000          --            --            --       3,073,100
Payment for stock
subscription                3/31/99         --           --           --          45,000          --            --          45,000
Stock issued for e-cash
processing                  4/14/99    1,000,000       10,000    1,426,500          --            --            --       1,436,500
Stock issuance for
programming                 4/22/99       25,000          300       33,500          --            --            --          33,800
Stock issuance for
programming                 6/28/99      127,500        1,200       62,500          --         (63,700)         --            --
Stock issuance for
programming                 7/01/99        3,800         --          3,800          --            --            --           3,800
Stock issuance for software 8/28/99    1,450,000       14,500      261,000          --            --            --         275,500
Amortization of deferred
compensation                                --           --           --            --          72,300          --          72,300
Net loss, September 30,                     --           --           --            --            --      (5,013,600)   (5,013,600)
1999                                 -----------  -----------  -----------   -----------    -----------   -----------   -----------
                                      12,286,600  $  122,800   $ 5,097,100   $       -      $  (46,400)  $(5,312,100)   $ (138,600)
                                      ==========  ==========   ===========   ===========    ===========  ============   ===========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998


                                                      Nine Months     Nine Months
                                                        Ended            Ended
                                                      Sept. 30/99     Sept. 30/98
CASH FLOWS FROM (FOR)
OPERATING ACTIVITIES

     Continuing operations
         Net income (loss)                           $ (5,013,600) $        --
     Non-cash items included in net income (loss)
         Stock issued for services rendered            4,022,300            --
         Amortization of deferred compensation            72,300            --
         Depreciation                                      2,100            --
         Increase in accounts receivable                 (21,900)           --
         Increase in accounts payable                     28,000            --
         Increase in customer deposits                     7,000            --
                                                     -----------   -------------

              Cash (used for) operating activities      (903,800)            -
                                                     -----------   -------------
Cash flows from investing activities
     Purchase of equipment                               (16,800)           --
                                                     -----------   -------------
              Cash (used for) investing activities       (16,800)           --
                                                     -----------   -------------
Cash flows from financing activities

     Stock issued for cash                               800,400            --
     Decrease in due from lawyer's trust                    --              --
     Loan advance                                         78,900            --
     Receipt of stock subscriptions receivable            45,000            --
     Increase (decrease) in advances receivable          (26,500)           --
     Increase in advances payable                         87,800            --
     Payment of note payable                             (65,000)           --
                                                     -----------   -------------
              Cash from financing activities             920,600            --
                                                     -----------   -------------
Net change in cash                                          --              --
Cash at beginning of period                                 --              --
                                                     -----------   -------------
CASH AT END OF PERIOD                                $      --     $        --
                                                     ===========   =============
SUPPLEMENTAL DISCLOSURES
Cash paid for interest                               $     1,200   $        --
                                                     ===========   =============
Cash paid for income taxes                           $      --     $        --
                                                     ===========   =============

Non-cash transactions
     Stock issued for future services                $    63,700   $        --
                                                     ===========   =============

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


1.  BASIS OF PRESENTATION AND CESSATION OF DEVELOPMENT STAGE OPERATIONS

    For the period October 9, 1994 through June 30, 1999, the efforts of I crystal Inc. (the "Company") have been devoted to corporate structuring, financial and business planning, recruiting directors and advisors, and raising additional financing. Development stage operations during this period were financed through the issuance of shares for services, exempt stock offerings, and advances from related parties.

    During the nine months ended September 30, 1999, the Company established offices in Surrey, British Columbia, where it engages in developing and licensing software related to the internet gaming industry. Products include various theme-oriented blackjack, poker, and bingo games. The Company does not conduct any gaming activities itself but has entered into a nonexclusive master license agreement with DCI, Inc. (the Master Licensee), for use of the Company's gaming technology. During the three months ended September 30, 1999 the Company began realizing revenues from this agreement and development stage operations ceased.

    The Company has incurred net losses since inception; and, at September 30, 1999 it has a stockholders' deficit of $ 138,600.

    The Company has not yet generated revenues sufficient to fund its operations. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent on its capacity to obtain additional financing and execute its business plan. Management is exploring several financing options and expects to raise additional capital through private placements of equity or debt securities.

    The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures normally required by generally accepted accounting principles for complete financial statements or those normally reflected in the Company's annual report. The financial information included herein reflects all adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results of interim periods. Results of interim periods are not necessarily indicative of the results to be expected for a full year. These unaudited condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 1998 and the notes thereto included in Form 10-SB.

-------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    REVENUE RECOGNITION

    The Company recognizes revenue when earned, in accordance with American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, SOFTWARE REVENUE RECOGNITION, and SOP 98-9, MODIFICATION OF SOP 97-2 WITH RESPECT TO CERTAIN TRANSACTIONS. Nonrefundable, initial license fees are recognized as revenue upon completion of license agreements and receipt of fees. Royalties based upon licensees' net gaming revenues are recognized as licensees' revenues are earned. In the event that licensee's revenue recognition criteria are not met, revenue is recognized when received. Revenue from packaged product sales to and through distributors and resellers is recorded when related products are shipped. Revenue attributable to significant undelivered elements, including maintenance and technical support, is recognized ratably over the contract period.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    SOFTWARE DEVELOPMENT COSTS

    Costs incurred for research and development of software developed for resale or licensing are expensed until either technological feasibility is proven or a working copy of the software is completed. Costs incurred once feasibility has been established, but prior to release to customers, are capitalized and amortized on a product-by-product basis.

3.  PROPERTY AND EQUIPMENT


                                                          Sept. 30, 1999                              Dec. 31
                                                           Accumulated                                  1998
                                              Cost         Depreciation          Net                      Net
                                             -------------------------------------------                 ----
         Equipment                           $ 16,800           $ 2,100         $ 14,700         $          -
                                               ======             =====           ======           ==========

--------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

4.   LOAN PAYABLE


                                                    Sept. 30, 1999              Dec. 31, 1998
                                                    --------------              -------------
Prime + 2% loan payable, due
November 30, 1999, convertible to 200,000
shares at the discretion of the Company
prior to November 30, 1999                           $78,900                    $         -
                                                     =======                    ===========


5.  CAPITAL STOCK

    The Company has a single class of $ 0.01 par value common stock. Thirty million shares are authorized and 12,286,600 and 7,766,300 shares are issued, or committed to be issued, and outstanding at September 30, 1999 and December 31, 1998 respectively.

    PRIVATE PLACEMENTS

    In March 1999 the Company completed the issuance of 1,914,000 shares of common stock for gross proceeds of $ 957,000, less $ 156,700 of issue costs. The issuance was exempt from registration. In connection with the issuance, the Company recognized an additional $ 2,272,800 of consulting services to reflect the fair value of shares issued.

    In April 1999 the company entered into two agreements to issue shares. The company agreed to issue 1,000,000 as a non-refundable, up-front fee for receipt of a merchant banking number and 25,000 shares for programming on its internet bingo program. These shares were valued at $ 1,436,500 and $ 33,800 respectively.

    In June 1999 the company entered into an agreement to issue up to 250,000 shares in exchange for programming services. Only 127,500 of these shares were earned. The company valued these at $ 63,700 which was recorded as deferred compensation at the agreement date. This amount is amortized over the period from June 28, 1999 to January 31, 2000.

    In July 1999 the company entered into an agreement to issue up to 100,000 shares valued at $ 47,000 for programming services to be provided between July 1, 1999 and August 1, 2001. The company is recording its obligation to issue these shares over the period earned.

    In August 1999, the company also entered into an agreement to acquire certain software rights in exchange for 1,450,000 common shares. Technological feasibility of the software was not established at the time the rights were acquired. Accordingly, the $ 275,500 value of the shares issued has been recorded as research and development expense.

-------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


6.  RELATED PARTY TRANSACTIONS

    The Company is affiliated with the following entities:

    DIVERSIFIED COSMETICS INTERNATIONAL, INC. (DIVERSIFIED)

    The Company is affiliated with Diversified through common ownership. Diversified is an Alberta corporation that was previously listed on the Alberta Stock Exchange. In December 1998, the Company acquired the rights to certain software applications under development from Diversified in exchange for 2.5 million shares of common stock and a $ 65,000 note payable. Diversified acts as a paymaster for the Company. Subsequent to the transfer of the technology to the Company, Diversified has had no significant business operations and is in the process of winding down its affairs.

    DCI, INC. (THE MASTER LICENSEE)

    The Company is affiliated with the Master Licensee through a master license agreement entered into in April 1999. Management of the Master Licensee also includes a relative of officers and significant stockholders of the Company. The Master Licensee is incorporated in the Commonwealth of Dominica, where it is licensed to conduct international wagering, lotteries and games of chance by way of telecommunications.

    SLAMKO VISSER, CHARTERED ACCOUNTANTS (SLAMKO VISSER)

    The Company is affiliated with the Canadian chartered accounting firm Slamko Visser through common ownership. The Company employs the services of Slamko Visser to maintain its accounting system and related records.

7.  SEGMENT AND GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

    The Company's primary operations consist of the development and licensing of internet-based gaming technology. Management assesses the operation of its operations as a single segment. Essentially all long-lived assets acquired or developed by the Company were located in the lower mainland of British Columbia, Canada.

    As described in Notes 6 and 8, in April 1999, the Company entered into a master license agreement with DCI, Inc., a related party, from which it has realized essentially all revenue earned.

-------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


8.  COMMITMENTS AND SUBEQUENT EVENTS

    MASTER LICENSE AGREEMENT

    Effective April 8, 1999, the Company entered into a ten-year nonexclusive master license agreement with DCI, Inc. (the Master Licensee), a related party, for use of the Company's technology. Under terms of the license agreement, the Company is obligated to provide a minimum of six new theme-oriented software packages and websites per year, along with updates and technical support, and development of specified electronic payment and accounting technology. The Company is also obligated to provide a monthly advertising rebate equal to the lesser of 10% of net gaming revenue derived from use of its software or the amount expended by the Master Licensee on advertising.

    The Company, in return, is to receive 40% of net gaming revenue derived from the software, 50% of upfront fees charged to any sub-licensee. In the event the company produces certain of its games on CD-ROM and enters into a reseller agreement with the Master Licensee, the Company will receive 10% of revenue derived from the Master Licensee's sales of the software. The Master Licensee is also obligated to spend $ 10,000 per month on advertising for each software package and website licensed from the Company. Under terms of an amendment to the licensing agreement dated May 1, 1999, the Company has the option to spend up to $ 70,000 on promotion of the Master Licensee's website in exchange for an additional 10% share of net gaming revenue, not to exceed in total the amount spent by the Company on promotion.

    In October 1999, the Company entered into a second ten-year agreement with the Master Licensee related to licensing three specific theme-oriented internet casino sites. Under this agreement, once all three sites are ready for operation, the Company is to receive a $ 100,000 upfront fee. It will then receive 40% of the first $ 100,000 of monthly net gaming revenue derived from the sites and 30% of monthly net gaming revenue in excess of $ 100,000.

    ACQUISITION OF METROBINGO

    During the three months ended September 30, 1999, the Company acquired from Power Star Corp. (Power Star) the software rights and related source codes, domain names, websites, and trademarks for certain internet-based gaming technology know as METROBINGO. In exchange, the Company is obligated to issue 1,450,000 shares of common stock to Power Star. Of the total amount of shares to be issued, 250,000 will have registration rights, and the balance will be restricted until December 1, 2000.

-------------------------------------------------------------------------------

                                  ICRYSTAL INC.
                       (FORMERLY SOFTNET INDUSTRIES INC.)
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


STOCK TRANSACTIONS

Subsequent to September 30, 1999 the company agreed to issue stock as follows:

a) 300,000 Shares for services from officers and directors.

b) 200,000 Shares issued for conversion of the company's loan payable of $
   78,900.

c) 1,000,000 Shares issued for cash and services.

d) 1,000,000 Shares issued for e-cash services.


-------------------------------------------------------------------------------

CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THE EXHIBITS HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE C0MMISSION.

                                    PART III.
                                INDEX TO EXHIBITS

The following exhibits are filed pursuant to Rule 601 of Regulation S-B.


EXHIBIT
NUMBER   DESCRIPTION
 3.1    Certificate of Incorporation of the Company filed on October 5, 1994.
 3.2    Certificate for Renewal and Revival of Charter of the Company filed on
        December 3, 1997.
 3.3    Certificate of Amendment of Certificate of Incorporation of the Company
        filed November 18, 1998.
 3.4    Certificate of Amendment to the Certificate of Incorporation of the
        Company filed on July 29, 1999.
 3.5    Bylaws of the Company adopted October 10, 1994.
10.1    License and Option to Sell Agreement dated December 1, 1998, by and between Diversified and the Company.
10.2    Notice of Exercise Put Option dated December 10, 1998, by and between
        Diversified and the Company.
10.3    Company Promissory Note dated December 10, 1998, issued to Diversified.
10.4    Service Contract dated February 3, 1999, by and between the Company and
        Leonard Slamko.
10.5    Letter of Intent dated March 3, 1999, by and between the Company and
        Digital Commerce.*
10.6    Agreement dated April 8, 1999, by and between the Company and the Master
        Licensee.
10.7    Agreement dated April 22, 1999, by and between the Company and RSA
        Software, Inc.
10.8    Addendum to Agreement dated May 1, 1999 by and between the Company and
        Master Licensee
10.9    Service Contract dated June 28, 1999, by and between the Company 743633
        Alberta Ltd. (DBA Computer Assistants).
10.10   Service Contract dated July 1, 1999, by and between the Company and 4250
        Investments Ltd.
10.11   Service Contract dated July 1, 1999, by and between the Company and Sean
        Comeau.
10.12   Convertible Loan dated August 16, 1999, by and between the Company and
        West Peak Ventures of Canada, Inc.


10.13    Agreement dated August 28, 1999, by and between the Company and Power Star
         Corp.
10.14    Lease Indenture dated September 4, 1999 by and between Mario's Pinocchio
         Ristorante, Ltd. and the Company.
10.15    Agreement dated October 15, 1999, by and between the Master Licensee and the Company.*
10.16    Service Contract dated November 1, 1999, by and between the Company and
         Larry Hrabi.
10.17    Service Contract dated December 2, 1999, by and between the Company and
         Douglas Slamko.
 11.1    Statement re computation of per share earnings
 21.1    Subsidiaries of registrant
 27.1    Financial Data Schedule

--------------------

* Confidential treatment requested. Confidential portions of the Exhibit have been redacted and have been filed separately with the Commission.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2000                I CRYSTAL INC.

                                      By:      /s/ Larry Hrabi
                                               ---------------------------
                                               Larry Hrabi
                                               Chief Executive Officer


                                      By:      /s/ Gerald P. Slamko
                                               ---------------------------
                                               Gerald P. Slamko
                                               Vice President, Treasurer and
                                               Chief Financial Officer